ANNUAL INFORMATION FORM
FOR HYDRO ONE INC.
FOR THE YEAR ENDED DECEMBER 31, 2018
March 27, 2019

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GLOSSARY
When used in this annual information form, the following terms have the meanings set forth below unless expressly indicated otherwise:
“$” or “dollar” means Canadian Dollars, unless otherwise indicated.
“2017 Long-Term Energy Plan” has the meaning given to it under “The Electricity Industry in Ontario – Key Legislative Amendments Affecting the Electricity Industry Generally and Related Issues – 2017 Long-Term Energy Plan”.
“Amended Annual MD&A” means the amended management’s discussion and analysis for Hydro One Inc. for the year ended December 31, 2018, as filed on SEDAR under Hydro One Inc.’s profile at www.sedar.com.
“Auditor General Act” means the Auditor General Act, RSC 1985, c A-17.
“Bill C-69” means Bill C-69, An Act to enact the Impact Assessment Act and the Canadian Energy Regulator Act, to amend the Navigation Protection Act and to make consequential amendments to other Acts, 1st Sess, 42nd Parl, 2018.
“Board” means the Board of Directors of Hydro One Inc.
“Cap and Trade Cancellation Act, 2018” means the Cap and Trade Cancellation Act, 2018, SO 2018, c 13.
“CCAA” means the Companies’ Creditors Arrangement Act, RSC 1985, c. C-36.
“CDM” means conservation and demand management.
“CDOR Rate” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.
“CEO” means Chief Executive Officer.
“CFO” means Chief Financial Officer.
“Class A Preference Shares” means the Class A Preference Shares in the capital of Hydro One Inc.
“Class A Redemption Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class A Preference Shares”.
“Class B Dividend Payment Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.
“Class B Preference Shares” means the Class B Preference Shares in the capital of Hydro One Inc.
“Class B Redemption Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.
“Climate Change Mitigation and Low-carbon Economy Act” means the Climate Change Mitigation and Low-carbon Economy Act, 2016, SO 2016, c 7.

“common shares” means the common shares in the capital of Hydro One Inc.
“Custom IR Method” has the meaning given to it under “Business of Hydro One – Transmission Business – Regulation – Transmission Rate Setting”.
“DBRS” has the meaning given to it under “Credit Ratings”.
“Dealer Agreement” has the meaning given to it under “Material Contracts”.
“Dealers” has the meaning given to it under “Material Contracts”.
“DMS” has the meaning given to it under “Business of Hydro One – Distribution Business – Regulation – Capital Expenditures”.
“DSU” means a deferred share unit of Hydro One Limited.
“Electricity Act” means the Electricity Act, 1998, SO 1998, c 15, Schedule A.
“Energy Statute Law Amendment Act” means the Energy Statute Law Amendment Act, 2016, SO 2016, c 10.
“Environmental Assessment Act” means the Environmental Assessment Act, RSO 1990, c E-18.
“Environmental Protection Act” means the Environmental Protection Act, RSO 1990, c E-19.
“Executive Compensation Exemptive Relief” has the meaning given to it under “Recent Developments at Hydro One – Exemptive Relief – Executive Compensation Disclosure”.
“Financial Administration Act” means the Financial Administration Act, RSC 1985, c F-11.
“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the CDOR Rate on the applicable Floating Rate Calculation Date plus 0.25%.
“Floating Rate Calculation Date” means November 20, 2017 and each Class B Dividend Payment Date thereafter.
“Governance Agreement” means the governance agreement dated November 5, 2015 between Hydro One Limited and the Province.
“Great Lakes Power” means Great Lakes Power Transmission LP.
“Green Energy Act” means the Green Energy Act, 2009, SO 2009, c 12, Schedule A.
“Green Energy Repeal Act” means the Green Energy Repeal Act, 2018, SO 2018, C-16.
“GWh” means gigawatt-hours.
“Haldimand Hydro” means Haldimand County Utilities Inc.
“Hydro One” or the “Company” have the meanings given to such terms set out under “Presentation of Information”.

“Hydro One Accountability Act” means the Hydro One Accountability Act, 2018, SO 2018, c 10, Schedule 1.
“Hydro One DBPP” means Hydro One’s contributory defined benefit registered pension plan.
“Hydro One DCPP” means Hydro One’s defined contribution pension plan.
“Hydro One Inc.” has the meaning given to it under “Presentation of Information”.
“Hydro One Limited” has the meaning given to it under “Presentation of Information”.
“ICD.D” means the “Institute of Corporate Directors, Director” designation.
“IESO” means the Independent Electricity System Operator.
“Income Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp).
“Indian Act” means the Indian Act, RSC 1985, c I-5.
“kV” means kilovolt.
“kW” means kilowatt.
“Letter Agreement” means the agreement dated July 11, 2018 between Hydro One Limited and the Province.
“LTIP” means the long term incentive plan of Hydro One Limited.
“MAAD application” means an OEB Mergers, Acquisitions, Amalgamations and Divestitures application.
“management” has the meaning given to it under “Presentation of Information”.
“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.
“Minister of Energy” means the Minister of Energy, Northern Development and Mines for the Province or the Minister of Energy for the Province, as applicable at the relevant time.
“Moody’s” has the meaning given to it under “Credit Ratings”.
“National Energy Board Act” means the National Energy Board Act, RSC 1985, c N-7.
“NERC” means the North American Electric Reliability Corporation.
“Net Metering Regulation” means the Net Metering, O Reg 541/05, enacted pursuant to the Ontario Energy Board Act.
“Norfolk Power” means Norfolk Power Inc.
“NPCC” means the Northeast Power Coordinating Council, Inc.
“NYSE” means the New York Stock Exchange.
“OBCA” means the Business Corporations Act, RSO 1990, c B-16.
“OEB” means the Ontario Energy Board.

“Ontario” or the “province” has the meaning given to it under “Presentation of Information”.
“Ontario Energy Board Act” means the Ontario Energy Board Act, 1998, SO 1998, c 15, Schedule B.
“Ontario Fair Hydro Plan” has the meaning given to it under “The Electricity Industry in Ontario – Key Legislative Amendments Affecting the Electricity Industry Generally and Related Issues – Ontario Fair Hydro Plan”.
“OPEBs” means other post-employment benefits.
“Orillia Power” means Orillia Power Distribution Corporation.
“PCBs” means polychlorinated biphenyls.
“Planning Act” means the Planning Act, RSO 1990, c P-13.
“Protecting Vulnerable Energy Consumers Act” means the Protecting Vulnerable Energy Consumers Act, 2017, SO 2017, c 1 - Bill 95.
“Province” has the meaning given to it under “Presentation of Information”.
“PSUs” means performance share units of Hydro One Limited.
“Quarterly Floating Rate Period” means the period commencing on each Floating Rate Calculation Date to, but excluding, the next Floating Rate Calculation Date.
“Reserve” means a “reserve” as that term is defined in the Indian Act.
“Retraction Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.
“Retraction Demand” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.
“Revenue Cap Index” has the meaning given to it under “Business of Hydro One – Transmission Business – Regulation – Transmission Rate Setting”.
“RRF” has the meaning given to it under “Business of Hydro One – Distribution Business – Regulation – Distribution Rates”.
“RSUs” means restricted share units of Hydro One Limited.
“S&P” has the meaning given to it under “Credit Ratings”.
“STIP” means short term incentive plan.
“Taxation Act” means the Taxation Act, 2007, SO 2007, c 11, Schedule A.
“trust assets” has the meaning given to it under “Interest of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Transfer Orders”.
“Trust Indenture” has the meaning given to it under “Material Contracts”.
“TS” means transmission station.

“TWh” means terawatt-hours.
“U.S.” means the United States of America.
“U.S. GAAP” means United States Generally Accepted Accounting Principles.
“Urgent Priorities Act” means the Urgent Priorities Act, 2018, SO 2018, c 10.
“Woodstock Hydro” means Woodstock Hydro Holdings Inc.

PRESENTATION OF INFORMATION
Unless otherwise specified, all information in this annual information form is presented as at December 31, 2018.
Capitalized terms used in this annual information form are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders. The Amended Annual MD&A and the audited amended consolidated financial statements of Hydro One Inc. as at and for the year ended December 31, 2018, are specifically incorporated by reference into and form an integral part of this annual information form. Copies of these documents have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.
Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Limited” refer only to Hydro One Limited and references to “Hydro One Inc.” refer only to Hydro One Inc.
In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area. References to “management” in this annual information form mean the persons who are identified as executive officers of Hydro One Inc. and its subsidiaries, as applicable, in this annual information form. Any statements made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Inc. and its subsidiaries, as applicable, and not in their personal capacities. See “Directors and Officers” for more information.
This annual information form refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base. See also “Rate-Regulated Utilities”.
In this annual information form, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All references to “$” or “dollars” refers to Canadian dollars, unless otherwise indicated. Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

FORWARD-LOOKING INFORMATION
Certain information in this annual information form contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this annual information form is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to, statements related to: the Company’s transmission and distribution rate applications, and resulting rates and impacts; expected impacts of changes to the electricity industry; the Company’s maturing debt and standby credit facilities; expectations regarding the Company’s financing activities; credit ratings; ongoing and planned projects and/or initiatives, including expected results and timing; expected future capital expenditures, the nature and timing of these expenditures, including the Company’s plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding allowed return on equity; expectations regarding the ability of the Company to recover expenditures in future rates; expectations regarding the deferred tax asset; the OEB; the appeal in respect of the OEB’s September 2017 decision; future pension contributions, the pension plan and valuations; impacts of OEB treatment of pension and OPEB costs; expectations regarding the ability to negotiate collective agreements consistent with rate orders; expectations related to work force demographics; share-based compensation; expectations regarding taxes; expectations regarding load growth; the regional planning process; expectations related to Hydro One’s CDM requirements and targets; new legislation and regulatory initiatives relating to the electricity industry and the expected impacts of such; expectations regarding the Company’s Distribution Management System; the Company’s customer focus and related initiatives; statements related to the Company’s relationships with Indigenous communities; statements related to environmental matters, and the Company’s expected future environmental and remediation expenditures; expectations related to the effect of interest rates; the Company’s reputation; cyber and data security; the Company’s relationship with Hydro One Limited and the Province; acquisitions and consolidation opportunities and other strategic initiatives, including the Company’s acquisition of Orillia Power and the business and distribution assets of Peterborough Distribution Inc.; the operational status of Hydro One Sault Ste. Marie LP following its integration into Hydro One Networks Inc.; the status of litigation; expectations regarding the manner in which Hydro One will operate; implementation of the 2017 Long-Term Energy Plan and the Fair Hydro Plan, including expected outcomes and impacts; potential conflicts of interest; and legal proceedings in which Hydro One is currently involved.
Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.
The forward-looking information in this annual information form is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals;

no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

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risks associated with the Province’s share ownership of Hydro One Inc.’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures, or denials of applications;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

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the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	risks associated with the Province exercising further legislative and regulatory powers in the implementation of the Urgent Priorities Act and the Hydro One Accountability Act;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

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the risks associated with information system security and maintaining a complex information technology system infrastructure, including risks of cyber-attacks or unauthorized access to corporate and information technology systems;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

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the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using U.S. GAAP;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system; and

•	the risk related to the impact of the new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the heading “Risk Management and Risk Factors” in the Amended Annual MD&A. You should review such section in detail, including the matters referenced therein.
In addition, Hydro One cautions the reader that information provided in this annual information form regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

ELECTRICITY INDUSTRY OVERVIEW
General Overview
The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. While traditionally a mature and stable industry, innovation and technological change are expected to have a significant impact on the industry in the foreseeable future. Hydro One’s business is focused on the transmission and distribution of electricity.

•	Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•	Distribution refers to the delivery of electricity over low voltage power lines to end users such as homes, businesses and institutions.
Overview of an Electricity System
The basic configuration of a typical electricity system showing electricity generation, transmission and distribution is illustrated in the following diagram:
Notes:

(1)	The above image shows a typical electricity system with transmission-connected generation.
Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”. For simplicity, the diagram above does not show customers directly connected to the transmission system or distributed generation sources or other distributors that may be connected to the distribution system.

THE ELECTRICITY INDUSTRY IN ONTARIO
Regulation of Transmission and Distribution
General
The Electricity Act and the Ontario Energy Board Act establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the OEB, (ii) the IESO, and (iii) the National Energy Board. The Minister of Energy is responsible for developing long-term energy plans and has the power to issue directives to the IESO and the OEB regarding implementation of such plans.
Ontario Energy Board
The OEB is an independent regulatory agency. The Ontario Energy Board Act provides the OEB with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.
The OEB has the following legislated objectives in relation to the electricity industry:

•	to protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service,

•	to promote the education of consumers,

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to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•	to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances,

•	to facilitate the implementation of a smart grid in Ontario, and

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to promote the use and generation of electricity from renewable energy sources in a manner consistent with the policies of the Province, including the timely expansion or reinforcement of transmission systems and distribution systems to accommodate the connection of renewable energy generation facilities.

The OEB is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors, transmitters and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licenses and a number of industry codes issued by the OEB. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.
In December 2017, the OEB posted its Strategic Blueprint: Keeping Pace with the Evolving Energy Sector (“Strategic Blueprint”), setting out the OEB’s commitment to modernize its approach to regulation over the next five years. The OEB established the Advisory Committee on Innovation (“ACI”) to identify steps to develop a modern regulatory framework in response to technological changes occurring in the energy sector. The ACI presented its report to the OEB in November 2018. The report focused on electricity distribution and identified four broad actions for the OEB to take to create an environment that supports innovation that brings value to customers: provide a transparent and level playing field; remove disincentives to innovative solutions; encourage market-based solutions and customer choice; and embrace simplified regulation.
In December 2017, the Province established a panel to modernize the OEB. The panel’s mandate included reviewing how the OEB can continue to protect consumers in a rapidly changing sector, how the OEB can support innovation and new technologies, and how the OEB should be structured and resourced to deliver on its changing role. The panel’s mandate was narrowed by the Province in August 2018 to focus on the OEB’s governance operations. In March 2019, the panel released its report. Also in March 2019, the Province announced legislation and other regulatory initiatives which are intended to, if passed, among other things, change the OEB’s governance structure and mandate, and require the OEB to accept the outcomes of the IESO’s competitive procurement process (respecting transmission systems) as it relates to price and include the related costs in transmission rates.
IESO
The IESO delivers key services across the electricity sector including managing the power system in real-time, planning for Ontario’s future energy needs, enabling conservation and designing a more efficient electricity marketplace to support sector evolution. It is governed by a board whose chair and directors are appointed by the Province. The IESO also coordinates province-wide conservation efforts. On March 20, 2019, the Province directed the IESO to assume accountability for centralized delivery of conservation programs, as opposed to a local distribution company delivery model. The March 20, 2019 announcement also directed the IESO to discontinue the current 2015-2020 CDM framework and to implement a new interim framework. See “Business of Hydro One - Distribution Business - Regulation - Conservation and Demand Management” for more details.
Transmitters and other wholesale market participants must comply with the Market Rules issued by the IESO. The Market Rules require transmitters to comply with mandatory North American reliability standards for transmission issued by the North American Electric Reliability Corporation (“NERC”) and the Northeast Power Coordinating Council, Inc. (“NPCC”). The IESO enforces these reliability standards and coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

National Energy Board
The National Energy Board is an independent federal regulatory agency. Most of the National Energy Board’s responsibilities are set out in the National Energy Board Act and it has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One is required to hold several certificates and permits issued by the National Energy Board and is subject to its mandatory electricity reliability standards and reporting requirements.
In February 2018, the federal government introduced Bill C-69. If enacted, Bill C-69 would repeal the National Energy Board Act, eliminate the National Energy Board and introduce the Canadian Energy Regulator Act, which establishes the Canadian Energy Regulator as the replacement for the National Energy Board.
Transmission
Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for approximately 98% of Ontario’s electricity transmission capacity based on the revenues approved by the OEB. The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Quebec and is part of the North American electricity grid’s Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions.
Distribution
Distributors own and operate distribution systems that deliver electricity over power lines at voltages of 50 kV or less to end users. In Ontario, as per the OEB’s 2017 Yearbook of Electricity Distributors, as at December 31, 2017, 65 local distribution companies provided electricity to approximately five million customers. The distribution industry in Ontario is fragmented, with the 15 largest local distribution companies accounting for approximately 83% of the province’s customers.
Hydro One owns the largest local distribution business in Ontario, which serves over 1.3 million predominantly rural customers, or approximately 26% of the total number of customers in Ontario.
A local distribution company is responsible for distributing electricity to customers in its OEB-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise-defined geographic area. Distribution customers include homes, commercial and industrial businesses and institutions such as governments, schools and hospitals.

Key Legislative Amendments Affecting the Electricity Industry Generally and Related Issues
Tax Incentives
Tax incentives were included in the 2015 Ontario Budget to promote consolidation in the electricity distribution sector. The 2015 Ontario Budget announced a reduction in the tax rate for transfers of electricity assets from 33% to 22% and to nil for distributors with fewer than 30,000 customers. In addition, the budget also introduced a capital gains exemption where capital gains arise as a result from exiting the payments in lieu of corporate taxes regime. These incentives were put in place for the period of January 1, 2016, to December 31, 2018. In November 2018, the Province announced its intention to extend the existing relief to December 31, 2022.
Recent Government Electricity Sector Changes
In March 2019, the Province announced legislation and other regulatory initiatives which are intended to, if passed:
•refocus and upload electricity conservation programs to the IESO;
•change the OEB’s governance structure and mandate;
•hold increases to the average residential electricity bill to the rate of inflation; and
•wind down and replace the Ontario Fair Hydro Plan with a new structure for electricity bill relief.
See also “The Electricity Industry In Ontario - Regulation of Transmission and Distribution - Ontario Energy Board”, “The Electricity Industry In Ontario - Regulation of Transmission and Distribution - IESO”, and “Business of Hydro One - Distribution Business - Regulation - Conservation and Demand Management” for more details.
Ontario 2017 Long-Term Energy Plan
In October 2017, the Province released its 2017 Long-Term Energy Plan, which sets out a number of initiatives for Ontario’s energy system, including: ensuring affordable and accessible energy, ensuring a flexible energy system, innovating to meet the future, improving value and performance for consumers, strengthening our commitment to energy conservation and efficiency, responding to the challenge of climate change, supporting First Nation and Métis capacity and leadership, and supporting regional solutions and infrastructure. The IESO and the OEB developed implementation plans in support of the objectives of the 2017 Long-Term Energy Plan and each implementation plan was approved by the Minister of Energy in February 2018. Certain aspects of the 2017 Long-Term Energy Plan are detailed below in “Ontario Fair Hydro Plan” and “Expanded Net Metering”.
Ontario Fair Hydro Plan
In March 2017, the Province introduced the Ontario Fair Hydro Plan. The intent of the legislation was to reduce electricity bills by an average of 25% for residential customers, as well as to provide initiatives to reduce costs for businesses, to limit rate increases to inflation for four years, and to grant greater reductions to eligible lower-income households.

In March 2019, the Province announced legislation and other regulatory initiatives which are intended to, if passed, among other things, wind down the Ontario Fair Hydro Plan and replace it with a new structure for electricity bill relief.
Expanded Net Metering
As part of the commitment in the 2017 Long-Term Energy Plan to give customers new ways to participate in renewable electricity generation, amendments were made to the Net Metering Regulation. Net metering is a billing arrangement with a local distribution company that allows customers to offset the electricity they buy from their local distribution company with electricity generated by their own renewable energy systems, and receive credits on their electricity bill for the electricity they send to the grid, reducing their total bill charges.
Effective July 1, 2017, the amendments expanded the net metering rules to include renewable generators of any size as eligible for net metering, provided that electricity is generated primarily for the generator’s own use, and provided that the generator is not party to any agreement other than a net metering agreement for the sale of electricity into the distribution system. The amendments also allow generators to use energy storage systems in combination with conveying their excess generated electricity into the distribution system.
Protecting Vulnerable Energy Consumers Act
The Protecting Vulnerable Energy Consumers Act impacts a distributor’s ability to disconnect customers by broadening the power of the OEB to prescribe, as a condition of a distributor’s licence, periods during which disconnections of low-volume consumers may not take place. In November 2017, the OEB issued a decision and order banning licensed electricity distributors from disconnecting homes for non-payment during the winter. See “General Development of the Business – Customer Focus – Winter Moratorium” for more information.
OEB Treatment of Pension and Other Post-Employment Benefits
In May 2015, the OEB initiated a consultation on the regulatory treatment of pension and OPEBs in the electricity industry. In September 2017, the OEB concluded that the default method would be the accrual accounting method to set rates for pension and OPEBs amounts. The OEB will permit another method if that method results in just and reasonable rates and it will adopt certain practices in its treatment of pension and OPEBs costs. The OEB also concluded that utilities must establish a variance account to track the differences between forecasted accrual amount in rates and actual cash payments made with carrying charges at rates determined by OEB to be applied to the differences in favour of ratepayers.
Green Energy Repeal Act
In December 2018, the Green Energy Repeal Act repealed the Green Energy Act and amended the Planning Act and the Environmental Protection Act, among other things. These changes broadened the ability of the Province and municipalities to reject renewable energy projects where demand for the electricity that would be generated by the project was not satisfactorily demonstrated.

Legislative Provisions Specific to Hydro One
In addition to legislation in Ontario that impacts all transmitters and distributors, there is legislation that is specific to Hydro One. Specifically, the Electricity Act requires Hydro One’s head office and principal grid control centre to be maintained in Ontario, restricts the disposition of substantially all of its OEB-regulated transmission or distribution business, prohibits any change to its jurisdiction of incorporation, and requires the Company to have an ombudsman.
Ombudsman
The Electricity Act requires the Company to have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the board of directors of Hydro One Limited on matters raised with the ombudsman by or on behalf of customers. See “Business of Hydro One – Ombudsman” for more information.
Urgent Priorities Act
In July 2018, the Province introduced the Urgent Priorities Act, which introduced the Hydro One Accountability Act and amended the Ontario Energy Board Act.
Hydro One Accountability Act
The Hydro One Accountability Act came into force in August 2018. The Hydro One Accountability Act requires the board of directors of Hydro One Limited to establish a new compensation framework for the board, the CEO and other executives, in consultation with the Province and the other five largest shareholders of Hydro One Limited (which framework must include policies governing severance and other entitlements in connection with any termination of employment). The new compensation framework is not effective until approved by Management Board of Cabinet. In addition, the Management Board of Cabinet of the Province has the authority to issue directives governing the compensation of directors and certain executives of Hydro One Limited and its subsidiaries (excluding subsidiaries incorporated outside Canada). See “Recent Developments at Hydro One – Executive Compensation Framework” for more information.
The Hydro One Accountability Act also requires Hydro One Limited to annually provide public disclosure concerning compensation paid to certain executives.
Ontario Energy Board Act
The Ontario Energy Board Act was amended to preclude the OEB from approving or fixing rates for Hydro One Limited or any of its subsidiaries that include any amount in respect of compensation paid to the CEO and other executives.
Elimination of Certain Legislation With Respect to Hydro One

In 2015 and 2016, Hydro One Inc. and its subsidiaries ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province. Hydro One Limited is similarly not subject to those statutes. Notwithstanding the elimination of certain legislation with respect to Hydro One, the Company is required under the Financial Administration Act and the Auditor General Act to provide financial information to the Province for the Province’s public reporting purposes.

RECENT DEVELOPMENTS AT HYDRO ONE
Executive Compensation Framework
On August 15, 2018, the Province passed the Hydro One Accountability Act. The Hydro One Accountability Act required the new Board to establish a new compensation framework for the Board, CEO, and other executives in consultation with the Province and the other five largest shareholders of Hydro One Limited by no later than February 15, 2019. The new executive compensation framework, and any amendments to it, would not be effective until approved by the Province. The Company’s proposed compensation framework was not approved and, on February 21, 2019, under the authority granted through the Hydro One Accountability Act, the Province issued a directive to Hydro One regarding executive compensation. The directive set out certain compensation-related requirements for the CEO, other executives and the Board which Hydro One must follow when developing its board and executive compensation framework. On February 28, 2019, Hydro One submitted to the Province a new compensation framework in compliance with the directive, which was approved on March 7, 2019. Key highlights of the new compensation framework include, among other things, a maximum total direct compensation for the CEO and other executives, and a cap on annual board compensation. See “Legislative Provisions Specific to Hydro One – Urgent Priorities Act – Hydro One Accountability Act” for information on the Hydro One Accountability Act.
Recent Ontario Energy Board Applications and Decisions
On March 7, 2019, Hydro One Networks Inc. received a decision from the OEB on its 2018-2022 distribution rates application. See “Business of Hydro One – Distribution Business – Regulation – Recent Distribution Rate Applications – Hydro One Networks Inc.” for more information.
Also on March 7, 2019, the OEB upheld its original decision on the handling of the deferred tax asset that arose from the payment of a departure tax at the time of Hydro One Limited’s transition to an investor-owned company.
On March 21, 2019, Hydro One Networks Inc. filed a transmission rate application with the OEB for its 2020-2022 revenue requirements. See “Business of Hydro One – Transmission Business – Regulation – Recent Transmission Rate Applications – Hydro One Networks Inc.” for more information.
Exemptive Relief – Executive Compensation Disclosure
In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

Increase to Commercial Paper Program
On March 25, 2019, Hydro One Inc. increased the authorized aggregate principal amount issuable under its commercial paper program from $1.5 billion to $2.3 billion. The commercial paper program is supported by Hydro One Inc.’s committed revolving credit facilities totaling $2.3 billion. The short-term liquidity made available under this program is expected to be used by the Company for general corporate purposes.

Collective Agreements
On March 25, 2019, Hydro One and the Society of United Professionals (“Society”) announced the achievement of a tentative settlement of a two-year collective agreement, which is subject to ratification by members of the Society. The current collective agreement with the Society expires March 31, 2019.

Recent Government Electricity Sector Changes
See “The Electricity Industry in Ontario - Key Legislative Amendments Affecting the Electricity Industry Generally and Related Issues - Recent Government Electricity Sector Changes”.

RATE-REGULATED UTILITIES
Rate Applications in Ontario
Framework
The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution or other services are subject to approval by a regulator. The rate base of a rate-regulated utility refers to the net book value of the utility’s assets for regulatory purposes, plus an allowance for working capital. Rate base differs from a utility’s total assets for accounting purposes, primarily because it includes the regulated assets of a utility. The OEB is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission and distribution rates have historically been determined using either a cost-of-service model or a performance-based model, which typically includes a cost-of-service base year. These models are reviewed and modified by the OEB from time to time.
In a cost-of-service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. A utility’s return on equity or “ROE” is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. The costs of providing its services must be prudently incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, rates are adjusted formulaically in years subsequent to the initial rebasing of costs. The formulaic adjustments in a performance-based model consider inflation and expectations regarding productivity. They assume that the utility becomes increasingly efficient over time, and therefore, the adjustments typically result in increases to rates that are below the level of inflation. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity. In Ontario, transmission and distribution rates are generally now determined using a performance-based model.
CORPORATE STRUCTURE
Incorporation and Office
Hydro One Inc. was incorporated as Ontario Hydro Services Company Inc. by articles of incorporation dated December 1, 1998, under the OBCA. On May 1, 2000, it changed its name to Hydro One Inc. Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5. Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited.
On August 31, 2015, the articles of Hydro One Inc. were amended to provide for certain share ownership restrictions required under amendments to the Electricity Act that came into force that day. On October 30, 2015, the articles of Hydro One Inc. were amended to remove restrictions on the Company’s ability to issue additional shares in its subsidiaries without the prior approval of the Minister of Energy, Science and Technology (predecessor to the Minister of Energy).
On October 31, 2015, the Province revoked all existing unanimous shareholder agreements, shareholder resolutions and shareholder declarations that restricted the powers of the directors to manage or supervise the business and affairs of Hydro One Inc.
Thereafter, on October 31, 2015, Hydro One Inc. repurchased for cancellation all of the outstanding Series A preferred shares in its capital and all of the remaining issued and outstanding shares of Hydro One Inc. were subsequently acquired by Hydro One Limited from the Province in exchange for the issuance to the Province of common shares and Series 1 preferred shares of Hydro One Limited.
On November 2, 2015, the articles of Hydro One Inc. were amended to remove the share ownership restrictions, revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares and an unlimited number of Class A Preference Shares and to modernize the transfer restrictions on its securities.
On November 16, 2017, the articles of Hydro One Inc. were amended to revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares.

Corporate Structure and Subsidiaries
The following is a simplified chart showing the organizational structure of Hydro One and the name and jurisdiction of incorporation of certain of its subsidiaries. This chart does not include all legal entities within Hydro One’s organizational structure. Hydro One Inc. owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries listed below.
Notes:

(1)	As of December 31, 2018, the Province directly owned approximately 47.4% of Hydro One Limited’s outstanding common shares and 100% of the outstanding Series 1 preferred shares.

(2)
As of December 31, 2018, 2587264 Ontario Inc., a wholly-owned subsidiary of Hydro One Limited, directly owned 485,870 Class B Preference Shares of Hydro One Inc., being 100% of the outstanding Class B Preference Shares. The Class B Preference Shares are non-voting shares. On January 24, 2019, all Class B Preference Shares were redeemed.

Certain of Hydro One’s subsidiaries are described below:

•	Hydro One Networks Inc. – the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•	Hydro One Remote Communities Inc. – generates and supplies electricity to remote communities in northern Ontario.
GENERAL DEVELOPMENT OF THE BUSINESS
Chronological Development of the Business
Background
In August 2015, Hydro One Limited was incorporated by the Province as its sole shareholder.
In 2015, prior to the closing of the initial public offering of Hydro One Limited, all of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited.
The following key events occurred from 2016 to 2018 in respect of Hydro One, in chronological order starting in 2016.
2016 - Agreement to Acquire Orillia Power
In August 2016, Hydro One Inc. reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the Corporation of the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. See “Business of Hydro One – Distribution Business – Acquisitions – Agreement to Acquire Orillia Power” for more information.
Integration of Haldimand Hydro and Woodstock Hydro
In September 2016, the Company successfully completed the integration of Haldimand Hydro and Woodstock Hydro, two Ontario-based local distribution companies acquired by the Company in 2015, including the integration of employees, customer and billing information, business processes, and operations.
Acquisition of Great Lakes Power
In October 2016, following receipt of approval of the transaction by the OEB, Hydro One completed the acquisition of Great Lakes Power, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. In January 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP.

Directors and Executive Officers
Effective March 1, 2018, Paul Dobson was appointed CFO, and Patrick Meneley was appointed Executive Vice President and Chief Corporate Development Officer.
On July 11, 2018, Hydro One Limited, on behalf of itself and its wholly-owned subsidiary, Hydro One Inc., announced that it had entered into an agreement with the Province for the purpose of the orderly replacement of the boards of directors of Hydro One Limited and Hydro One Inc. and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. Hydro One Limited also announced the appointment of Paul Dobson as Acting President and CEO of Hydro One Limited and Hydro One Inc. effective July 11, 2018.
On August 14, 2018, Hydro One Limited and Hydro One Inc. announced a new board of directors. The directors of Hydro One Limited and Hydro One Inc. are the same in accordance with the provisions of the Governance Agreement. Four directors were nominated by the Province, Hydro One Limited’s largest shareholder, and six directors were nominated by an ad hoc nominating committee of Hydro One Limited’s three largest shareholders excluding the Province. Each of the directors is independent of both Hydro One Limited and the Province in accordance with the Governance Agreement.
On July 10, 2018, Ferio Pugliese tendered his resignation as Executive Vice President, Customer Care and Corporate Affairs; Jason Fitzsimmons was appointed Chief Corporate Affairs and Customer Care Officer and assumed many of the responsibilities previously held by Mr. Pugliese.
Effective September 6, 2018, Chris Lopez was appointed as Acting CFO of Hydro One Limited and Hydro One Inc. and Tom Woods was appointed as Chair of the boards of directors of Hydro One Limited and Hydro One Inc. See “Directors and Officers” for more information.
2018 - Agreement to Acquire Orillia Power
In April 2018, the OEB issued a decision denying Hydro One Inc.’s proposed acquisition of Orillia Power. In May 2018, Hydro One Inc. and Orillia Power filed a motion to review and vary the OEB’s decision, and in August 2018, the OEB upheld its April 2018 decision denying the acquisition. In September 2018, Hydro One Inc. filed a new MAAD application with the OEB to acquire Orillia Power. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. See “Business of Hydro One – Distribution Business – Acquisitions – Agreement to Acquire Orillia Power” for more information.
Agreement to Acquire Peterborough Distribution Inc.
In July 2018, Hydro One Inc. reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc., an electricity distribution company located in the County of Peterborough, from the Corporation of the City of Peterborough. Hydro One Inc. will pay the Corporation of the City of Peterborough approximately $105 million, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. See “Business of Hydro One – Distribution Business – Acquisitions – Agreement to Acquire Peterborough Distribution Inc.” for more information.

Integration of Hydro One Sault Ste. Marie LP
In October 2018, Hydro One Sault Ste. Marie LP (formerly Great Lakes Power) was operationally integrated into Hydro One Networks Inc., including its employees and transmission customers. Hydro One Sault Ste. Marie LP will exist as a separate affiliate until 2023.
East-West Tie/Lake Superior Link Project
In February 2018, Hydro One Networks Inc. filed a leave to construct application with the OEB to construct the east-west tie transmission line in northwestern Ontario (“Lake Superior Link Project”), which competed with an application filed by Upper Canada Transmission Inc., operating as NextBridge Infrastructure LP (“NextBridge”).
A combined OEB oral hearing for Hydro One Networks Inc.’s Lake Superior Link Project application, the Hydro One Networks Inc. east-west tie station expansion application, and the NextBridge east-west tie transmission line application was held in October 2018. In December 2018, the OEB approved Hydro One Networks Inc.’s east-west tie station expansion application.
On January 30, 2019, the Minister of Energy issued a directive to the OEB to amend NextBridge’s electricity transmission licence and allow it to proceed with the construction of the east-west tie transmission line, effectively ending Hydro One Networks Inc.’s competitive bid to build the east-west tie transmission line. On February 11, 2019, the OEB issued its decision awarding the construction of the east-west tie transmission line to NextBridge.
Niagara Reinforcement Limited Partnership
In September 2018, the Niagara Reinforcement Limited Partnership (“NRLP”) was formed to operate a new 230 kV transmission line in the Niagara region that will enable generators in the Niagara area to connect to load centres of the greater Toronto and Hamilton areas. NRLP is designed to include minority participation of local First Nations partners in a structure similar to B2M Limited Partnership. See “Business of Hydro One – Transmission Business – Regulation – Recent Transmission Rate Applications – Niagara Reinforcement Limited Partnership” for more information.
General Development of the Business
In addition to the chronological development of the business, the following general developments in the business have occurred and continue to be relevant.
Acquisitions Generally
The Company intends to continue to evaluate local distribution company consolidation opportunities in Ontario and intends to pursue those acquisitions which deliver value to the Company and its shareholders. Over time, the Company may also consider larger-scale, vertically integrated acquisition opportunities or other strategic initiatives outside of Ontario to diversify its asset base and leverage its strong operational expertise. These acquisition opportunities may include other providers of electrical transmission, distribution and other similar services in Canada and in the United States.
Customer Focus
Hydro One remains in transition from a government-owned entity to an industry leading investor owned utility. Our continued focus on customer service remains a critical aspect of our success as a Company. Greater corporate accountability for performance outcomes, and company-wide improvements in productivity and efficiency, align with our customers’ expectations of how Hydro One should operate.
Customer Service
Hydro One is committed to delivering value to its customers by becoming easier to do business with, being available when customers need assistance, and always staying connected. This includes specific, measurable commitments that encompass all areas of service. Hydro One’s billing system continues to outperform its previous system in terms of timeliness, accuracy and reliability. In 2018, Hydro One fully implemented its redesigned bill, which is aimed at improving customer understanding of their energy consumption. In addition, Hydro One is committed to improving customer engagement and satisfaction. In March 2018, the customer contact centre was transitioned from a third-party provider back to Hydro One. Further, Hydro One has placed a greater focus on expanding engagement with its large account customers, and continues to offer a number of energy savings programs to a variety of its customers. A focus on customer service resulted in improved satisfaction survey scores in 2018. Residential and small business customer satisfaction scores were the highest in five years at 76%, while transmission customer satisfaction reached an all-time high of 90%, reflecting a company-wide dedication to improving customer service.
Review of Operations
Hydro One has been focused on the identification of opportunities for improved corporate performance and the development of strategies to drive more efficient, cost-effective operations. Hydro One conducts regular reviews of key corporate activities and programs, covering areas such as construction services and project management practices, asset deployment and controls, information technology and cybersecurity, vegetation management practices, fleet services and utilization, supply chain management and business continuity planning. Operational and cost improvements across work planning and execution have already been observed and implemented. Hydro One has embedded cost efficiencies into its OEB rate applications.
Winter Moratorium
Since December 2016, Hydro One has voluntarily implemented a winter disconnection moratorium and winter relief program to reconnect customers who are facing extreme hardship. In November 2017, the OEB issued a decision and order banning licensed electricity distributors in Ontario from disconnecting homes for non-payment during the winter. Between November 15 and April 30 of each year, electricity distributors cannot disconnect or threaten to disconnect homes for non-payment, and homes already disconnected for non-payment must be reconnected without charge.

BUSINESS OF HYDRO ONE
Business Segments
Hydro One is Ontario’s largest electricity transmission and distribution utility with approximately $25.6 billion in assets and 2018 revenues of approximately $6.1 billion. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 123,000 circuit kilometres of primary low-voltage distribution lines.
Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business. Each of the three segments is described below.
Hydro One’s transmission and distribution businesses are both operated primarily through Hydro One Networks Inc. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, Hydro One Networks Inc. files separate rate applications with the OEB for each of its licensed transmission and distribution businesses.
Transmission Business
Overview
Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the OEB. All of the Company’s transmission business is carried out through its wholly-owned subsidiary, Hydro One Networks Inc. and through other wholly-owned subsidiaries of Hydro One that own and control Hydro One Sault Ste. Marie LP (formerly Great Lakes Power), as well as through the Company’s approximately 66% interest in B2M Limited Partnership. Hydro One’s transmission business represented approximately 54% of its total assets as at December 31, 2018, and accounted for approximately 53% of its total revenue in 2018, net of purchased power and 51% of its total revenue in 2017, net of purchased power.
The Company’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that are subject to approval by the OEB. The Company’s transmission rates are generally determined using a performance-based model, which typically includes a cost-of-service base year. Transmission rates are collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis, which means that Hydro One’s transmission business has no direct exposure to end-customer counterparty risk.
Transmission rates are based on monthly peak electricity demand across Hydro One’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro

One’s transmission revenues also include revenues associated with exporting energy to markets outside of Ontario. Ancillary revenue includes revenues from providing maintenance services to generators and from third-party land use.
Business
The Company’s transmission system serves substantially all of Ontario and transported approximately 137 TWh of energy throughout the province in 2018. Hydro One’s transmission customers consist of 42 local distribution companies (including Hydro One’s own distribution business) and 84 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 130 generators in Ontario and electricity imported into the province through interties. Interties are transmission interconnections between neighbouring electric systems that allow power to be imported and exported.
The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system” or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Quebec through the use of interties, allowing for the import and export of electricity to and from Ontario.
Hydro One’s transmission assets were approximately $14 billion as at December 31, 2018 and include transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 309 in-service transmission stations and approximately 30,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 265 circuit kilometres of underground cables located in certain urban areas.
Hydro One’s transmission network is managed from a central location. This centre monitors and controls the Company’s entire transmission network, and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and reroute interrupted power. There is also a backup facility which would be staffed in the event of an evacuation of the centre.
Hydro One uses telecommunications systems for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, which help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.
B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the transmission line assets relating to two circuits between Bruce TS and Milton TS, while Hydro One owns the transmission stations where the lines terminate. Hydro One maintains and operates the Bruce-to-Milton line. Hydro One has an approximately 66% economic interest in the partnership.

Hydro One acquired Great Lakes Power in October 2016 for approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. In January 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP. In 2018, Hydro One completed the operational integration of Hydro One Sault Ste. Marie LP (formerly Great Lakes Power). See “General Development of the Business – Chronological Development of the Business – 2016 – Acquisition of Great Lakes Power” and “– 2018 – Integration of Hydro One Sault Ste. Marie LP” for more information.
Regulation
Transmission Rate Setting
The OEB provides two revenue plan options for transmission rates in Ontario: the Custom Incentive Rate Setting Plan (the “Custom IR Method”) and the Incentive-Based Revenue Index Rate Setting Plan (the “Revenue Cap Index”).
Under the Revenue Cap Index the first year’s revenue requirement reflects the transmitter’s cost of service, and annually thereafter, this amount is subject to a formulaic increase reflecting inflation, partially offset by a productivity factor. The revenue requirement in these subsequent years is set on the assumption that the transmitter will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator. Under the Custom IR Method, a similar methodology to the Revenue Cap Index may be used; however applications are multi-year and are designed to reflect a transmitter-specific revenue trend for the application term. For example, a transmitter may request incremental capital funding beyond amounts established in the base year revenue requirement.
The OEB sets transmission rates based on a two-step process. First, all transmitters apply to the OEB for the approval of their revenue requirements. Second, the OEB aggregates the total revenue requirements of all transmitters in Ontario and applies a formula to arrive at a single set of rates that are charged to ratepayers for the three types of transmission services applicable in Ontario, namely: network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters and are referred to as “uniform transmission rates”. Uniform transmission rates for all transmitters are set by the OEB on an annual basis, using the revenue requirements set out in the most recent rate decision issued for each transmitter.
The filing requirements for transmitters mandate the integration of core RRF (defined below under “Business of Hydro One – Distribution Business – Regulation – Distribution Rates”) concepts into revenue requirement applications. Transmitters applying for revenue requirements under the Custom IR Method or Revenue Cap Index must include (i) evidence of the continuous improvement and efficiency gains anticipated to be achieved over the rate term; (ii) a mechanism to protect ratepayers in the event of earnings significantly in excess of the regulatory net income supported by the return on equity established in the approved revenue requirement; and (iii) proposed performance metrics applicable to their individual circumstances. A key component of rate–setting under the RRF is benchmarking evidence to support cost forecasts and system planning proposals.

Recent Transmission Rate Applications
Hydro One Networks Inc., B2M Limited Partnership and Hydro One Sault Ste. Marie LP (formerly Great Lakes Power) file separate applications to the OEB for the approval of their transmission revenue requirement for transmission services.
Hydro One Networks Inc.
In May 2016, Hydro One Networks Inc. filed a transmission revenue requirement application with the OEB for its 2017-2018 transmission revenue requirement on a cost-of-service basis, electing to take advantage of the transition period available to transmitters before the OEB requires transmitters to choose between the two incentive-based revenue plan options. In its application, Hydro One Networks Inc. requested the OEB’s approval of a transmission revenue requirement of $1,505 million for 2017 and $1,586 million for 2018.
In September 2017, the OEB issued its decision on Hydro One Networks Inc.’s application for 2017-2018 transmission revenue requirement. Key changes arising out of the OEB’s decision included: (i) reductions in planned capital expenditures of $126 million and $122 million respectively for 2017 and 2018, (ii) reductions in operations, maintenance and administration expenses of $15 million each year related to compensation expenses, and (iii) reductions in estimated tax savings from the initial public offering of Hydro One Limited of $24 million and $26 million for 2017 and 2018, respectively. In October 2017, Hydro One Networks Inc. filed a draft rate order reflecting the changes outlined in the OEB’s decision.
In its September 2017 decision, the OEB concluded that the net deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act to the federal and provincial tax regimes in connection with the Company’s initial public offering should not accrue entirely to the Company’s shareholders, but rather a portion should be shared with Hydro One Networks Inc.’s ratepayers. The OEB proposed a basis for sharing a portion of the tax savings resulting from the deferred tax asset with Hydro One Networks Inc.’s ratepayers by reducing the amount of taxes approved for recovery in Hydro One Networks Inc.’s 2017-2018 transmission revenue requirement. In November 2017, the OEB issued a decision and order that established the portion of the tax savings that should be shared with Hydro One Networks Inc.’s ratepayers.

In October 2017, Hydro One Networks Inc. filed with the OEB a motion to review and vary the OEB’s decision, and filed an appeal with the Ontario Divisional Court. The motion, among other things, sought allocation to the Company’s shareholders of the full amount of the future tax savings arising from the deferred tax asset. In both the motion and the appeal, Hydro One Networks Inc.’s position was that the OEB made errors of fact and law in its determination of the allocation of the tax savings between the Company’s shareholders and Hydro One Networks Inc.’s ratepayers. An OEB hearing of the merits of the motion was held in February 2018. In August 2018, the OEB granted the motion and returned the portion of the decision relating to the deferred tax asset to an OEB panel for reconsideration. In March 2019, the OEB upheld its original decision on the allocation of the deferred tax asset between the Company’s shareholders and Hydro One Networks Inc.’s ratepayers. As a result, the Company has recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and a charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to funds from operations in the range of $50 million to $60 million. Hydro One Networks Inc. intends to appeal to the Ontario Divisional Court with respect to the OEB’s decision upholding its original finding on the handling of the deferred tax asset and to discontinue its original appeal to the Ontario Divisional Court. See the Amended Annual MD&A under the subheading “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Risks Relating to Regulatory Treatment of Deferred Tax Asset” for a description of related risks.
In March 2018, the OEB issued a letter requesting Hydro One Networks Inc. to file the transmission revenue requirement application for a four-year test period from 2019 to 2022, rather than the minimum five-year period allowed under existing OEB policy. The OEB indicated that it is more appropriate to consider rates for Hydro One Networks Inc.’s distribution and transmission businesses in a single application, and stated that it expected Hydro One Networks Inc. to file a single application for distribution rates (including Hydro One Remote Communities Inc.) and transmission revenue requirement for the period from 2023 to 2027. See also “Business of Hydro One – Distribution Business – Regulation – Recent Distribution Rate Applications – Hydro One Networks Inc.”.
A one-year inflation-based application for 2019 transmission revenue requirement was filed with the OEB in October 2018. In December 2018, the OEB issued a decision declaring Hydro One Networks Inc.’s 2018 transmission revenue requirement of approximately $1,521 million and specifying the 2019 uniform transmission rates, both interim and effective as of January 1, 2019.
On March 21, 2019, Hydro One Networks Inc. filed a transmission rate application with the OEB for its 2020-2022 revenue requirements. In its application, Hydro One Networks Inc. requested the OEB’s approval of revenue requirements of $1,623 million for 2020.
B2M Limited Partnership
In December 2015, the OEB approved B2M Limited Partnership’s revenue requirement for years 2015 to 2019, subject to annual updates in each of 2016, 2017, 2018 and 2019 to adjust its revenue requirement for the following year consistent with the OEB’s updated cost of capital parameters. In May 2018, the OEB issued its decision and rate order on B2M Limited Partnership’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.

On November 23, 2018, a revised 2019 revenue requirement using the updated cost of capital parameters was filed with the OEB. On December 20, 2018, the OEB issued its decision on uniform transmission rates effective January 1, 2019, approving the requested 2019 revenue requirement of approximately $33 million.
Hydro One Sault Ste. Marie LP
Hydro One Sault Ste. Marie LP is under a ten-year deferred rebasing period for years 2017-2026, following receipt of approval by the OEB of Hydro One’s acquisition of Hydro One Sault Ste. Marie LP in October 2016. In September 2017, the OEB issued its decision and order in Hydro One Sault Ste. Marie LP’s 2017 transmission rates application, denying the requested increase to the revenue requirement. Hydro One Sault Ste. Marie LP’s 2016 approved revenue requirement of $41 million remained in effect for 2017 and 2018.
In July 2018, Hydro One Sault Ste. Marie LP filed a 2019 application to allow for inflationary increase (“Revenue Cap Escalator factor”) to its previously approved revenue requirement. The Revenue Cap Escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis. The proceeding continues and a decision is expected in the second quarter of 2019.
Niagara Reinforcement Limited Partnership
In September 2018, the Niagara Reinforcement Limited Partnership (“NRLP”) was formed to own and operate a new 230 kV transmission line in the Niagara region that will enable generators in the Niagara region to connect to the load centres of the greater Toronto and Hamilton area. NRLP is designed to include minority participation of local First Nations partners in a structure similar to B2M Limited Partnership.
In September 2018, Hydro One Networks Inc. filed a transmission licence application with the OEB for NRLP. In October 2018, Hydro One Networks Inc. filed two other applications with the OEB relating to NRLP, requesting approval for Hydro One Networks Inc. to sell the applicable assets to NRLP and for approval of interim rates to include in the 2019 uniform transmission rates.
In December 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature, but indicated that there would be an opportunity to adjudicate the matter at a later date. NRLP expects the OEB to decide on this application later in 2019.
Construction of the new 230kv transmission line was voluntarily ceased on January 21, 2019, to consider concerns raised by the Haudenosaunee Confederacy Chiefs Council (HCCC). The HCCC asserts it was not properly consulted about this project prior to construction commencement. We are working with our partner, Six Nations of the Grand River, to determine appropriate steps to be taken to resume construction.

Reliability Standards for Transmission
The Company’s transmission business is required to comply with various mandatory regulations for transmission reliability, including mandatory standards, directories and market rules established by NERC, NPCC, and the IESO, which are international, regional and Ontario reliability regulatory authorities, respectively, involved in regulating, promoting and otherwise improving the reliability of transmission networks in North America. Hydro One’s compliance with these reliability regulations is enforced by both the IESO and the National Energy Board.
Among the various regulations, NERC has established a set of currently enforced standards and continues to issue new and revised standards to ensure that utilities and other users, owners and operators of the bulk electricity system in North America implement and sustain preventive, detective and corrective measures to mitigate cyber and physical security risks to critical infrastructure. Hydro One’s physical, electronic and information security measures have been and are being upgraded to meet these revised requirements. Hydro One expects to continue to perform additional work and incur further costs to comply with these and other reliability requirements. Hydro One anticipates that these costs will be incurred annually over a number of years and will be recovered in rates. See the Amended Annual MD&A under the subheadings “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Compliance with Laws and Regulations”, “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk Associated with Information Technology Infrastructure and Data Security” and “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risks Relating to Asset Condition and Capital Projects” for more information.
Regional Planning
The OEB oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. One of the OEB objectives for regional planning is to review and/or rely on regional planning studies and reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the first phase of the regional planning process is led by the transmitter responsible for a particular geographic region. For this purpose, the province is divided into 21 regions. As the largest transmitter in Ontario, Hydro One plays a key role in the regional planning process and is responsible for leading the regional planning process in 20 of the 21 designated regions. The first cycle of the regional planning process was completed in 2017. The second cycle of the regional planning process is currently in progress. Once the transmission and distribution infrastructure plan is finalized, the transmitter responsible for each region will take steps to implement the recommended transmission investments and distributors in the region will implement the recommended distribution investments in their respective service territories.
In conducting regional planning, Hydro One works closely with the IESO and all distributors in the region through study teams to jointly identify needs and develop transmission and distribution investment options. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning which is another phase of the regional planning process.

Capital Expenditures
The Company anticipates that it will spend in the range of approximately $1,049 million to $1,381 million per year, over the next five years, on capital expenditures relating to its transmission business. The Company’s capital expenditure plans are included in Hydro One’s applications to the OEB for transmission rates and are subject to approval by the OEB. See “Capital Investments – Future Capital Investments” and “Capital Investments – Major Transmission Capital Investment Projects” in the Amended Annual MD&A for more information on future capital expenditures.
The Company incurs both sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are those investments required to replace or refurbish our assets and facilities to ensure that the transmission system continues to function as originally designed. Hydro One’s plans to maintain, refurbish or replace existing assets are based upon risk assessments, asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based upon the extent of the risks that it mitigates.
Investments to sustain Hydro One’s transmission assets are critical to maintain the safety, reliability and integrity of its existing transmission network. Hydro One’s sustainment capital plan is designed to maintain Hydro One’s transmission reliability performance, as determined by measures such as the average length (in minutes) of unplanned interruptions per delivery point. The Company expects that significant investments will be required to sustain its existing infrastructure over the long term.
The Company’s development capital expenditure plan is designed to address Ontario’s expected change in the generation profile, accommodate load growth in areas throughout Ontario and support the economic growth in Ontario including industrial and agricultural growth and connection of the remote communities in the northern part of the province. Development capital expenditures include those investments required to develop and build new large-scale projects such as new transmission lines and stations as well as smaller projects such as transmission line or station reinforcements, extensions or additions to connect generation or serve load.
The Company engages with various stakeholders, including its customers, as it develops its capital plans. It also engages affected communities and parties who may be impacted by individual projects. The Company also consults with Indigenous communities whose rights may be affected by its projects.
Competitive Conditions
Within our principal market of Ontario, the Company operates and maintains substantially all of the transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the OEB of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. The competitive process was amended in 2016 by the proclamation of the Energy Statute Law Amendment Act to allow for the selection of a transmitter outside the existing competitive process. The 2017 Long-Term Energy Plan directed the IESO to develop a transmission procurement process that is clear, cost-effective, efficient and able to respond to changing policy, market and system needs. This process is currently underway.
Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure.
Distribution Business
Overview
Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which it owns primarily through Hydro One Networks Inc., the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities Inc., which are set on a cost-recovery basis and do not include a return on equity.
Hydro One’s distribution business represented approximately 36% of its total assets as at December 31, 2018, and accounted for approximately 47% of its total revenue in 2018, net of purchased power and 49% of its total revenue in 2017, net of purchased power. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities Inc., which supplies electricity to customers in remote communities in northern Ontario. Distribution revenues include distribution rates approved by the OEB and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.
As at December 31, 2018, Hydro One’s distribution assets were approximately $9 billion.
Business
Hydro One delivers electricity through its distribution network to over 1.3 million residential and business customers, most of whom are located in rural areas, as well as 49 local distribution companies (including Hydro One’s own distribution business).
Hydro One’s distribution system includes approximately 123,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.
Hydro One’s distribution system services a predominantly rural territory. As a result of the lower population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than those of distributors who service urban areas. Furthermore, unlike the distribution systems found in urban areas, most of Hydro One’s distribution system was not designed with redundancy, to be interconnected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Accordingly, the reliability of Hydro One’s distribution system is lower than that of local distribution companies which service urban territories that typically have redundancy built into their systems. The Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventive basis and to protect public health and safety. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages, and preventing potential injury to the public or employees. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its local line crews for these restoration activities.
Hydro One’s distribution business is involved in the connection of new sources of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system to accommodate these new sources of generation and ensure the continued reliability of its distribution network. As at December 31, 2018, there were approximately 16,000 small, mid-size and large embedded generators connected to Hydro One’s distribution network, including approximately 15,000 generators with capacities of up to 10 kW. As at December 31, 2018, Hydro One also had approximately 1,100 generators pending connection.
Hydro One has played a significant role in the installation of smart meters and the migration of distribution customers to time of use pricing in Ontario. Smart meters are regarded as an integral means of promoting a culture of conservation, and they allow customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters, and has transitioned the vast majority of its customers to time of use pricing.
Acquisitions
Agreement to Acquire Orillia Power
In August 2016, Hydro One Inc. reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the Corporation of the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. In April 2018, the OEB issued a decision denying Hydro One Inc.’s proposed acquisition of Orillia Power. The decision indicated that with the exception of pricing, the transaction met the no harm test. Additionally, the OEB indicated that it required additional evidence on the overall cost structure following the deferral period and the impact on Orillia Power customers. In May 2018, Hydro One Inc. and Orillia Power filed a motion to review and vary the OEB’s decision, and in August 2018, the OEB issued a decision upholding its April 2018 decision to deny Hydro One Inc.’s proposed acquisition of Orillia Power. In September 2018, Hydro One Inc. filed a new MAAD application with the OEB to acquire Orillia Power. The evidence in this MAAD application is similar to that provided in the MAAD application filed in 2016, with the exception of updates to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity. A decision by the OEB is pending.

Agreement to Acquire Peterborough Distribution Inc.
In July 2018, Hydro One Inc. reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc., an electricity distribution company located in the County of Peterborough, from the Corporation of the City of Peterborough. Hydro One Inc. will pay the Corporation of the City of Peterborough approximately $105 million, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB and the Competition Bureau. In October 2018, Hydro One Inc. filed a MAAD application with the OEB for approval of the acquisition. In November 2018, the Competition Bureau issued a no-action letter, stating that it does not intend to take action against the acquisition. The decision of the OEB is still pending.
Regulation
Distribution Rates
Distribution rates in Ontario are determined using a performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRF”. Under the RRF, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements: 4th Generation Incentive Rate-Setting (now known as “Price Cap IR”), Custom Incentive Rate-Setting (“Custom IR”), or Annual Incentive Rate-Setting Index.
The RRF contemplates that under the Price Cap IR method, a distributor will apply for the approval of its revenue requirement for an initial base year, reflecting the distributor’s cost of service. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator.
Under the Custom IR method, a similar methodology to the Price Cap IR may be used, however applications are multi-year and are designed to reflect a distributor-specific revenue trend for the application term. For example, a distributor may request incremental capital funding beyond amounts established in the base year revenue requirement.
The scope of applications under the Annual Incentive Rate-Setting Index option is limited to formulaic adjustments to prior year OEB approved rates. The adjustment provides an increase based on inflation, partially offset by a productivity factor. Distributors under this plan do not have access to mechanisms for additional capital funding beyond the formulaic adjustment.
The RRF allows the distributor to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision, subject to any sharing mechanisms that may be required by the OEB, as indicated in the decision of each rate application. This approach allows the distributor an ability to earn more than its allowed return on equity. The RRF also requires distributors to demonstrate certain performance outcomes, namely: customer focus, operational effectiveness, public policy responsiveness and financial performance. The OEB has indicated that customer focused outcomes and continuous performance improvements by distributors are central to the RRF framework objectives and are considered as part of a distributor rate application.
Performance measures are an important part of the RRF and the OEB has established a standard performance scorecard for all distributors which is reported annually. Distributors may also propose additional performance measures for approval by the OEB. In its most recent distribution application, Hydro One submitted additional measures relating to areas that are of particular interest, such as customer service and reliability, as well as operational efficiency in key areas like pole replacements, distribution station refurbishments and vegetation management. Distributors are required to report to the OEB on their performance against the performance measures approved, in subsequent rate applications.
The OEB’s review process of the anticipated cost of service for providing distribution services under the RRF follows a process similar to that of a transmission rate application. Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the OEB resulting in the setting of individual rates for distribution services based on each customer rate class. Hydro One currently has 13 customer rate classes. Distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The OEB policy, A New Distribution Rate Design for Residential Electricity Customers, changes the current distribution rate design for residential customers (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. In December 2015, the OEB increased the transition period for certain customer classes of Hydro One Networks Inc. to eight years to mitigate bill impacts. Implementation will be completed over the next one to five years for Hydro One Networks Inc.’s residential customers, depending on rate class.
The OEB has also initiated a working group to consider possible changes to the design of rates for commercial industrial customers. Changes to rate design will not impact the total revenue to be collected from these customer classes.
Recent Distribution Rate Applications
The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities Inc., are determined by using a performance-based model.
Hydro One Networks Inc.
In March 2017, Hydro One Networks Inc. filed a custom application with the OEB for its 2018-2022 distribution rates. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels. In November 2017, Hydro One Networks Inc. filed with the OEB a request for interim rates based on current OEB-approved rates, adjusted for an updated load forecast. In December 2017, the OEB denied this request and set interim rates based on current OEB-approved rates with no adjustments.
In an update to its 2018-2022 distribution application filed in December 2017, Hydro One Networks Inc. described the impact on the proposed revenue requirement of various developments since initially filing its application. These included, without limitation, the updated cost of capital parameters and inflation factor for 2018 issued by the OEB, and reductions in the 2018 operating, maintenance and administrative forecast and 2018-2022 capital forecasts.
In April 2018, the OEB approved the continuation of the transition towards fully fixed distribution rates for residential customers, updates to the rates used to recover transmission charges and clearance of balances in certain deferral and variance accounts for the former Haldimand Hydro, Woodstock Hydro and Norfolk Power. Hydro One Networks Inc. will be filing a rate order which reflects the findings of the OEB’s decision approving the 2018 rates.
In March 2018, the OEB issued a letter stating that the OEB expected Hydro One Networks Inc. to file (i) a four-year transmission rate application in 2019-2022; and (ii) a joint distribution-transmission rate application for 2023-2027, including rates for Hydro One Remote Communities Inc. See “Business of Hydro One – Transmission Business – Regulation – Recent Transmission Rate Applications – Hydro One Networks Inc.” for more information.
The OEB oral hearing related to Hydro One Networks Inc.’s application for 2018-2022 distribution rates was held in June 2018. The OEB issued a procedural order in October 2018, outlining the next steps in the process throughout the fourth quarter of 2018. As part of these steps, in December 2018, Hydro One Networks Inc. made its final submission on matters relating to the Hydro One Accountability Act and impacts on its distribution revenue requirement. See “Legislative Provisions Specific to Hydro One – Urgent Priorities Act – Hydro One Accountability Act” for more information on the Hydro One Accountability Act.
On March 7, 2019, Hydro One Networks Inc. received the OEB’s decision on its 2018-2022 distribution rates application, which included reductions to Hydro One’s capital and operating costs. On March 26, 2019, Hydro One Networks Inc. filed a motion to review and vary the OEB’s decision on Hydro One Networks Inc.’s 2018-2022 distribution rates application with respect to reductions to pension contributions. Hydro One Networks Inc. also intends to appeal to the Ontario Divisional Court for the above-mentioned pension findings.
Hydro One Remote Communities Inc.
In August 2017, Hydro One Remote Communities Inc. filed an application seeking approval of the 2018-2022 revenue requirements and customer rates for the distribution and generation of electricity in the Hydro One Remote Communities service area. New rates were implemented on May 1, 2018.
In November 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates effective May 1, 2019. In February 2019, the OEB issued a draft decision approving the requested increase.

Hydro One Remote Communities Inc.’s business is exempt from a number of sections of the Electricity Act which relate to the competitive market. For example, Hydro One Remote Communities Inc. continues to apply bundled rates to customers in remote communities. Hydro One Remote Communities Inc.’s business is operated on a break-even basis, without a return on equity included in rates. As a result, any net income or loss in the year related to the regulated operations of Hydro One Remote Communities Inc. is recorded in a regulatory variance account for inclusion in the calculation of future customer rates. See the Amended Annual MD&A under the heading “Regulation – Electricity Rates Applications – Hydro One Remote Communities” for more information.
Conservation and Demand Management
CDM requirements in Ontario require distributors to achieve specific energy savings targets by encouraging their customers to reduce their energy usage. Distributors seek to achieve these targets through a number of different initiatives, including by offering customers energy saving devices for use at home, cash rebates for the purchase of energy efficient light bulbs and other products. Incentive programs are also offered to small, medium, and large businesses, as well as industrial customers. Distributors are responsible for developing and submitting CDM plans and reporting on their progress towards achieving specific energy-savings targets. The IESO oversees compliance with CDM requirements in Ontario and also reimburses distributors for the costs of complying with CDM requirements. Hydro One expects that its costs of complying with CDM requirements will be fully reimbursed by the IESO. As a result, CDM-related costs that are reimbursed by the IESO are not included in Hydro One’s rate applications to the OEB.
Distributors in Ontario are collectively required to achieve a total of 7 TWh of electricity savings by December 31, 2020, with each local distribution company being allocated individual energy-savings targets and budgets.
Hydro One Networks Inc.’s 2015-2020 CDM energy savings target is 1,255 GWh.
In February 2017, Hydro One entered into a joint CDM plan submission with another local distribution company which allows each utility to achieve a bonus rate of 1.5 cent/kWh if they achieve or exceed their combined allocated targets, as compared to only 1 cent/kWh if each local distribution company achieved its full allocated target without a joint submission.
On March 20, 2019, the Province directed the IESO to assume accountability for centralized delivery of conservation programs, as opposed to a local distribution company delivery model. The March 20, 2019 announcement also directed the IESO to discontinue the current 2015-2020 CDM framework and to implement a new interim framework, under which the IESO is intended to be directly responsible for delivery, focusing on commercial, institutional and industrial consumers, low-income residential consumers, and on-Reserve First Nation communities. The IESO has been directed to deliver a CDM plan to the Ministry of Energy, Northern Development and Mines within one month of the issuance of this directive.

Capital Expenditures
Hydro One’s asset sustainment activities are based on an assessment of asset condition. Distribution asset renewals are undertaken when assessments indicate there is a high risk of failure and where further maintenance activities are not appropriate. Capital expenditures for the Company’s distribution business in the near term are anticipated to focus on new load connections, storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in the future in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation. The Company expects that it will spend in the range of approximately $714 million to $814 million per year over the next five years on capital expenditures relating to its distribution business. The projections are subject to approval by the OEB.
Hydro One is continuing to modernize its distribution system through the deployment of smart devices (including remotely controllable switches and breakers as well as faulted circuit indicators) as power system assets are renewed. Hydro One has implemented a new Distribution Management System (“DMS”) at its Ontario Grid Control Centre. The DMS has enabled distribution components to be monitored and controlled, perform real-time analysis and determine, with greater precision, the location of equipment failures. Additional functionality is planned, in future, to allow field staff to view system conditions remotely in real-time. Smart metering data will also be used to deliver operational and asset management benefits such as better notification of outages and their scope, asset loading information and other data. See the Amended Annual MD&A under the subheading “Capital Investments – Future Capital Investments” for more information on future capital expenditures.
Competitive Conditions
Hydro One’s distribution service area is described in its distribution licence issued by the OEB. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories, where a distributor may apply to the OEB to claim the right to serve new customers or new loads not currently connected to its distribution grid.
To create more efficiency in the distribution sector, the Province continues to endorse the need for faster consolidation among local distribution companies in Ontario, resulting in competition for acquisition or merger opportunities. Potential acquirers may include strategic and financial buyers, in addition to other local distribution companies. Hydro One believes that it is well-positioned to continue to pursue consolidation opportunities that are beneficial to all stakeholders. Within Ontario consolidation continues.
Other Business
Hydro One’s other business segment consists of certain corporate activities, including a deferred tax asset, and is not rate-regulated. The deferred tax asset arose on the transition from the provincial payments in lieu of tax regime to the federal tax regime in connection with the initial public offering of Hydro One Limited and reflects the revaluation of the tax basis of Hydro One’s assets to fair market value. Prior to November 6, 2015, Hydro One’s other business segment principally consisted of its telecommunications business, run through Hydro One Telecom Inc. As of November 6, 2015, Hydro One Telecom Inc. became an indirect wholly-owned subsidiary of Hydro One Limited and was no longer owned by Hydro One Inc.
The other business segment represented approximately 10% of Hydro One’s total assets as at December 31, 2018, and accounted for approximately 0% of its total revenue, net of purchased power, in 2018 and 2017.
Indigenous Communities
Hydro One believes that building and maintaining respectful, positive and mutually beneficial relationships with Indigenous communities across the province is important to achieving the Company’s corporate objectives. Hydro One is committed to working with Indigenous communities in a spirit of cooperation, partnership and shared responsibility. Hydro One’s equity partnership with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line demonstrates the Company’s commitment to these principles. In keeping with the Company’s Indigenous Relations Policy, Hydro One’s Indigenous Relations team provides guidance and advice to support the Company in developing and advancing positive relationships. Hydro One also has several programs related to Indigenous communities and their citizens. These include educational and training opportunities which provide opportunities for work terms, Indigenous procurement partnership agreements along with community investments, customer support and outreach. Together, Hydro One Networks Inc. and Hydro One Remote Communities Inc. serve approximately 100 First Nation communities.
The Company’s Health, Safety, Environment and Indigenous Peoples Committee of the Board is responsible for assisting the Board in discharging the Board’s oversight of responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with Indigenous communities.
Outsourced Services
Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, supply chain and accounting services. The Company’s back-office services are provided by a third-party service provider under an agreement that expires on February 28, 2021 for information technology services, on October 31, 2021 for supply chain services, and on December 31, 2019 for other back-office services. The agreement relating to the Company’s information technology services was amended effective March 1, 2018, and extended for 14 months. The agreement relating to the Company’s supply chain services was amended effective November 1, 2018, and extended for 22 months. The Company has an option to renew the agreement in relation to the non-information technology and non-supply chain services for two additional terms of approximately one year each. The Company’s call centre services were previously provided by a third-party service provider under an agreement that expired on February 28, 2018. Effective March 1, 2018, Hydro One insourced these call centre services. The Company’s facilities management services are provided by a third-party service provider under an agreement that expires on December 31, 2024, with an option for the Company to renew the agreement for an additional term of three years.

Employees
As at December 31, 2018, Hydro One had approximately 7,800 regular and non-regular employees province-wide comprised of a mix of skilled trades, engineering, professional, managerial and executive personnel. The average number of Hydro One employees in 2018 was approximately 8,500, consisting of approximately 5,550 regular employees and approximately 2,950 non-regular employees. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.
See the Amended Annual MD&A under the heading “Hydro One Work Force” for more information on employees.
Health, Safety and Environmental Management
Hydro One has an integrated Health, Safety and Environment Management System that includes key elements for the successful minimization of risk and continued performance improvements. Health, safety and environmental hazards and risks are identified and assessed, and controls are implemented to mitigate significant risks. The Company has policies in place regarding Health and Safety, Environment, Workplace Violence and Harassment and Public Safety.
Hydro One Networks Inc. is a designated “Sustainable Electricity Company” by the Canadian Electricity Association. The brand demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.
Given the nature of the work undertaken by Hydro One employees, health and safety remains one of the Company’s top priorities. ‘Safety comes first’ is one of Hydro One’s core values. The Company has developed and is continuing to develop a number of programs and initiatives for accident prevention and to minimize the risk of injury to the public associated with its facilities and operations.
Since 2004, the evolution of Hydro One’s recordable rate, its key health and safety performance measure, has seen a reduction of approximately 85% in the number of recordable incidents. All measures are monitored by management and by the Health, Safety, Environment and Indigenous Peoples Committee, a committee of the Board. Management compensation has been tied, in part, to success in achieving annual health and safety performance targets. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.
Hydro One continues with its “Journey to Zero” safety initiative that began in 2009. This initiative compares Hydro One to other companies to identify performance gaps. Safety perception assessments were completed in 2009, 2013, 2015 and 2017. The assessment identified opportunities for improvement and forms the development of new health and safety initiatives using cross-functional teams from across the Company.
Environmental Regulation
Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water and land and the generation, storage, transportation, disposal and release of various hazardous substances. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimated changes are accounted for prospectively.
Permits and Approvals
The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review.
In general, larger projects are subject to an individual environmental assessment process, pursuant to the Environmental Assessment Act. The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects.
Regulation of Releases
Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment, which can include liquids, gasses and noise. Releases occur in the course of the Company’s normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride-filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.
In January 2017, the Province introduced a cap and trade program in Ontario that capped the amount of greenhouse gas emissions for Ontario homes and businesses and lowered that limit over time, pursuant to the Climate Change Mitigation and Low-carbon Economy Act. Hydro One Networks Inc. was deemed a mandatory participant in this cap and trade program based on its annual carbon dioxide equivalent emissions. In July 2018, the Province revoked this cap and trade program and subsequently introduced the Cap and Trade Cancellation Act, 2018, which repealed the Climate Change Mitigation and Low-carbon Economy

Act. In June 2018, the federal government introduced a federal carbon pricing system. Hydro One does not believe that the federal program applies to the Company.
Hazardous Substances
Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.
Land Assessment and Remediation
Hydro One has a pro-active land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. As at December 31, 2018, future expenditures related to Hydro One’s land assessment and remediation program were estimated at approximately $58 million. These expenditures are expected to be spent over the period ending 2044. Additional acquisitions could add to land assessment and remediation expenditures. The expenditures on this program for 2018 were approximately $6 million. These costs are expected to be recovered in the Company’s transmission and distribution rates.

Insurance
Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The OEB has generally permitted the recovery of costs associated with extreme weather events, such as the ice storm that occurred in 1998.
Ombudsman
The Electricity Act requires that the Company have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. These procedures are set out in a written mandate and terms of reference.
The role of the ombudsman is to facilitate resolution of complaints by customers of the Company that remain unresolved after having been processed through the Company’s complaints handling process. The ombudsman is an impartial and independent investigator, who makes recommendations to facilitate the resolution of both individual and systemic issues with a view to achieving a resolution that is fair to both the customer and the Company. The main purposes of the ombudsman are to address procedural and substantive unfairness, handle unresolved complaints, conduct systemic reviews that will lead to improvements in programs and systems, support the Company in holding its employees accountable for carrying out the Company’s directives and their responsibilities, and support the boards of directors in its mandate to govern in a just, fair, and equitable manner. The ombudsman is mandated to work with the OEB to maintain integrated procedures for liaising with the Company and inquiring into matters raised by customers with the ombudsman. The ombudsman is an office of last resort within the Company.
Share Subscription
On November 20, 2017, 2587264 Ontario Inc., a wholly-owned subsidiary of Hydro One Limited, subscribed for 485,870 Class B Preference Shares for an aggregate redemption price of $486 million plus $2 million of accrued and unpaid dividends. On January 24, 2019, all Class B Preference Shares were redeemed.
RISK FACTORS
A discussion of Hydro One Inc.’s risk factors can be found under the heading “Risk Management and Risk Factors” in the Amended Annual MD&A.

DIVIDENDS
Dividends on Hydro One Inc.’s common shares are declared at the discretion of the Board and are recommended by management based on Hydro One Inc.’s results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements and other relevant factors, such as industry practice and shareholder expectations.
In 2018, the Company paid approximately $6 million of dividends on its common shares and approximately $9 million of dividends on its Class B Preference Shares. On January 24, 2019, the Company redeemed all of its Class B Preference Shares for a redemption price of approximately $486 million plus approximately $2 million of accrued and unpaid dividends. As at March 27, 2019, the Company had no preferred shares issued and outstanding.
In 2017, the Company paid approximately $15 million of dividends on its common shares and did not declare any dividends on the issued and outstanding Class B Preference Shares.
In 2016, the Company paid approximately $2 million of dividends on its common shares.
DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure
The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Inc.’s articles, as they may be amended from time to time.
Hydro One Inc.’s authorized share capital consists of an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares. As at December 31, 2018, there were 142,239 common shares, no Class A Preference Shares, and 485,870 Class B Preference Shares issued and outstanding. On January 24, 2019, all Class B Preference Shares were redeemed.
All of the outstanding common shares of Hydro One Inc. (all of Hydro One Inc.’s voting securities) are owned by Hydro One Limited. All of the outstanding Class B Preference Shares of Hydro One Inc. were owned by 2587264 Ontario Inc., a wholly-owned subsidiary of Hydro One Limited.
Common Shares
Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and to vote thereat, except meetings at which only the holders of a specified class of shares are entitled to vote separately as a class or series. On each occasion when holders of common shares are entitled to vote, holders of common shares are entitled to one vote per share at all such meetings of shareholders. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Hydro One Inc., including the Class A Preference Shares and the Class B Preference Shares, holders of the common shares are entitled, to receive dividends if, as, and when declared by the Board. Holders of common shares are also entitled to receive the remaining property of Hydro One Inc. upon its liquidation, dissolution or winding-up.

Class A Preference Shares
Hydro One Inc. may from time to time issue Class A Preference Shares. Subject to the rights, privileges, restrictions and conditions attaching to the Class B Preference Shares, the holders of the Class A Preference Shares shall be entitled to receive, as and when declared by the Board, non-cumulative preferential dividends at a rate per share per annum to be determined by the Board.
Subject to the OBCA, holders of Class A Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class A Preference Shares rank junior to the Class B Preference Shares, but are entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.
Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class A Preference Shares with or without the consent of such holder by giving notice in writing, (unless such notice is waived by the holder) specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class A Preference Shares (the “Class A Redemption Date”). The Class A Redemption Date shall be 30 day(s) after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Class A Redemption Date, subject to certain conditions, such Class A Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class A Preference Shares in respect thereof.
Class B Preference Shares
Hydro One Inc. may from time to time issue Class B Preference Shares. The holders of the Class B Preference Shares shall be entitled to receive, as and when declared by the Board, cumulative preferential cash dividends payable quarterly on the 20th day of the months of February, May, August and November in each year commencing February 20, 2018 (each a “Class B Dividend Payment Date”) at the Floating Quarterly Dividend Rate as calculated from time to time as set out in the Company’s articles. “Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up) equal to the sum of the CDOR Rate on the applicable Floating Rate Calculation Date plus 0.25%. “CDOR Rate” means, for any Quarterly Floating Rate Period, the average rate for Canadian dollar bankers’ acceptances with a term of three months which appears on the Bloomberg Screen CDOR Page as of 10:00 a.m. (Toronto time) on the applicable Floating Rate Calculation Date, provided that if the CDOR Rate does not appear on the Bloomberg Screen CDOR Page as contemplated on a Floating Rate Calculation Date, then the CDOR Rate applicable for the applicable Quarterly Floating Rate Period shall be calculated by the Corporation as the average of the rates applicable to Canadian dollar bankers’ acceptances with a term of three months quoted by four chartered banks listed on Schedule I of the Bank Act (Canada) (the “Approved Banks”) at 10:00 a.m. (Toronto time) on the applicable Floating Rate Calculation Date, provided that if fewer that four of the Approved Banks quote the aforementioned rate on the applicable Floating Rate Calculation Date and at the time described above, then the CDOR Rate for the applicable Quarterly Floating Rate Period shall be the average of the rates of the Approved Banks so quoting on the applicable Floating Rate Calculation Date or the rate so quoted by a single Approved Bank if only one such Approved Bank quotes the aforementioned rate on the applicable Floating Rate Calculation Date. “Quarterly Floating Rate Period” means the period commencing on each Floating Rate Calculation Date (November 20, 2017 and each Class B Dividend Payment Date thereafter) to, but excluding, the next Floating Rate Calculation Date. Accordingly, on each Class B Dividend Payment Date, the dividend payable on the Class B Preference Shares, if declared, will be in the amount per Class B Preference Share determined by multiplying: (i) the product obtained by multiplying the amount paid up thereon in respect of each Class B Preference Share by the Floating Quarterly Dividend Rate applicable to the Quarterly Floating Rate Period immediately preceding such Class B Dividend Payment Date; by (ii) a fraction, the numerator of which is the actual number of days elapsed in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year. Dividends on the Class B Preference Shares shall be in priority to any dividends declared on the Class A Preference Shares, the common shares or any other shares of the Company ranking junior to the Class B Preference Shares.
Subject to the OBCA, holders of Class B Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class B Preference Shares are entitled to a preference over the Class A Preference Shares, the common shares and any other shares ranking junior to the Class B Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.
Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class B Preference Shares with or without the consent of such holder by giving notice in writing, unless such notice is waived by the holder, specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class B Preference Shares (the “Class B Redemption Date”). The Class B Redemption Date shall be 30 days after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Class B Redemption Date, subject to certain conditions, such Class B Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preference Shares in respect thereof.
Subject to the OBCA, a holder of any Class B Preference Shares is entitled to require Hydro One Inc. to redeem at any time or times any Class B Preference Shares registered in the name of such holder by tendering to the Company at its registered office a share certificate representing the Class B Preference Shares which the holder desires to have the Company redeem together with a request in writing (the “Retraction Demand”), unless such request is waived by the Company, specifying the number of shares to be redeemed and the business day (the “Retraction Date”) on which the holder wishes to have the Company redeem such Class B Preference Shares. The Retraction Date shall be the date that is one business day after the date on which the Retraction Demand is tendered to the Company or such other date as the holder and Hydro One Inc. may agree. From and after the Retraction Date, subject to certain conditions, such Class B Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preference Shares in respect thereof.

Except with the consent in writing of the holders of all the Class B Preference Shares outstanding, no dividends shall at any time be declared and paid, or declared and set aside for payment, and no other distributions shall at any time be made on or in respect of the Class A Preference Shares, the common shares, or any other shares of the Company ranking junior to the Class B Preference Shares, if the payment or setting aside for payment of such dividend or the making of such distribution would impair the ability of Hydro One Inc. to redeem any Class B Preference Shares on the Class B Redemption Date or the Retraction Date.
CREDIT RATINGS
As at December 31, 2018, Hydro One Inc.’s long term and short term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody’s Investors Service (Moody’s)	Prime-2	Baa1
Standard & Poor’s Rating Services (S&P)(1)	A-1 (low)	A-
Note:

(1)	On December 10, 2018, S&P affirmed its ‘A-’ issuer credit ratings on Hydro One Inc., removed the ratings from CreditWatch with negative implications and changed the outlook to negative.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The rating agencies rate long term debt instruments by rating categories ranging from a high of AAA to a low of D (C in the case of Moody’s). Long term debt instruments which are rated in the A category by S&P are in the third highest category and mean the obligor’s capacity to meet its financial commitments and obligations is strong but is considered somewhat more susceptible to the adverse effects of changes in circumstances and adverse economic conditions than obligations in higher rated categories. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. Long term debt instruments which are rated in the A category by DBRS are in the third highest category and are considered to be of a good credit quality, with substantial capacity for the payment of financial obligations. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. The “high” or “low” modifier indicates relative standing within this rating category by DBRS. Long term debt instruments which are rated in the Baa category by Moody’s are in the fourth highest category and are considered medium-grade and are subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates a ranking in the higher end of that generic rating category and a modifier 3 indicates a ranking in the lower end of that generic category.
The ratings mentioned above are not a recommendation to purchase, sell or hold Hydro One Inc.’s debt securities and do not comment on market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody’s at any time in the future if in their judgment circumstances so warrant.

Hydro One Inc. has made, and anticipates making, payments to each of S&P, DBRS and Moody’s pursuant to the ratings agency services agreements entered into with such credit rating organizations. In addition, as debt securities are issued, Hydro One Inc. expects to make payments to such credit rating organizations pursuant to the ratings agency services agreements entered into with such credit rating organizations for the ratings they assign to such debt securities.
Hydro One Inc.’s parent, Hydro One Limited, has made payments to S&P for ratings evaluation services in connection with its proposed acquisition of Avista Corporation, including rating evaluation services related to the Company. There have been no other services provided by any of such credit rating organizations to Hydro One Inc. within the last two years.
MARKET FOR SECURITIES
Hydro One Inc.’s Debentures (7.35%) due 2030, Series 2 Notes (6.93%) due 2032, Series 4 Notes (6.35%) due 2034, Series 5 Notes (6.59%) due 2043, Series 9 Notes (5.36%) due 2036, Series 11 Notes (5.00%) due 2046, Series 12 Notes (4.89%) due 2037, Series 17 Notes (6.03%) due 2039, Series 18 Notes (5.49%) due 2040, Series 20 Notes (4.4%) due 2020, Series 23 Notes (4.39%) due 2041, Series 24 Notes (4.00%) due 2051, Series 25 Notes (3.20%) due 2022, Series 26 Notes (3.79%) due 2062, Series 29 Notes (4.59%) due 2043, Series 30 Notes (4.29%) due 2064, Series 32 Notes (4.17%) due 2044, Series 33 Notes (1.62%) due 2020, Series 34 Notes (1.84%) due 2021, Series 35 Notes (2.77%) due 2026, Series 36 Notes (3.91%) due 2046, Series 37 Notes (1.48%) due 2019, Series 38 Notes (3.72%) due 2047, Series 39 Notes (2.57%) due 2021, Series 40 Notes (2.97%) due 2025 and Series 41 Notes (3.63%) due 2049 are currently outstanding and, except for the Series 29 Notes, are not listed on any exchange or similar market for securities. Hydro One Inc.’s Series 29 Notes are listed for trading on the NYSE.
Prior Sales
In 2018, Hydro One Inc. issued the following tranches of medium term notes:

Note	Issue Date	Principal Amount (million)($)	Sale Price ($) / $100 principal amount	Gross Proceeds ($)
Series 39 Notes (2.57%) due 2021	June 26, 2018	300	99.989	299,967,000
Series 40 Notes (2.97%) due 2025	June 26, 2018	350	99.969	349,891,500
Series 41 Notes (3.63%) due 2049	June 26, 2018	750	99.982	749,865,000
On November 20, 2017, Hydro One Inc. issued 485,870 Class B Preference Shares to 2587264 Ontario Inc. for an aggregate purchase price of $485,870,000. On January 24, 2019, all Class B Preference Shares were redeemed.
Trading Price and Volume

Hydro One Inc.’s Series 28 Notes (2.78%) due 2018 were listed on the NYSE under the symbol “HYDO18” until October 9, 2018. The Series 29 Notes (4.59%) due 2043 are listed on the NYSE under the symbol “HYDO43”. In the period from their date of issuance to October 9, 2018 and December 31, 2018, respectively, there have been no reported trades of the Series 28 Notes or the Series 29 Notes on the NYSE.
DIRECTORS AND OFFICERS
Directors and Executive Officers
Effective March 1, 2018, Paul Dobson was appointed CFO, and Patrick Meneley was appointed Executive Vice President and Chief Corporate Development Officer.
In May 2018, Kathryn Jackson declined to seek re-election as a director.
On July 11, 2018, Hydro One Limited, on behalf of itself and its wholly-owned subsidiary, Hydro One Inc., announced that it had entered into an agreement with the Province (the “Letter Agreement”) for the purpose of the orderly replacement of the boards of directors of Hydro One Limited and Hydro One Inc. and for the retirement of Mayo Schmidt as the CEO effective July 11, 2018. Paul Dobson was also appointed as Acting President and CEO of Hydro One Limited and Hydro One Inc. effective July 11, 2018.
On August 13, 2018, Roberta Jamieson, Frances Lankin, Gale Rubenstein, Jane Peverett, Philip S. Orsino, Margaret (Marianne) Harris, Charles Brindamour, Christie Clark, Marcello (Marc) Caira, James Hinds, George Cooke and Ian Bourne resigned as directors. On August 14, 2018, David F. Denison resigned as a director and as chair of the boards of directors of Hydro One Limited and Hydro One Inc.
On August 14, 2018, Hydro One Limited and Hydro One Inc. announced that Cherie Brant, Blair Cowper-Smith, Anne Giardini, David Hay, Timothy Hodgson, Jessica McDonald, Russel Robertson, William Sheffield, Melissa Sonberg and Tom Woods had been appointed as directors, and Tom Woods had been appointed as interim Chair of the boards of directors.
In accordance with the Governance Agreement between Hydro One Limited and the Province, the directors of Hydro One Limited and Hydro One Inc. are the same, and each of the directors are independent of both Hydro One Limited and the Province.
On July 10, 2018, Ferio Pugliese tendered his resignation as Executive Vice President, Customer Care and Corporate Affairs; Jason Fitzsimmons was appointed Chief Corporate Affairs and Customer Care Officer and assumed many of the responsibilities previously held by Mr. Pugliese.
Effective September 6, 2018, Chris Lopez was appointed as Acting CFO of Hydro One Limited and Hydro One Inc. and Tom Woods was appointed as Chair of the boards of directors of Hydro One Limited and Hydro One Inc. The boards of directors of Hydro One Limited and Hydro One Inc. have yet to appoint a permanent CEO of Hydro One Limited and Hydro One Inc. Patrick Meneley, Executive Vice President and Chief Corporate Development Officer resigned effective March 1, 2019.

The following table sets forth information regarding the directors and executive officers of Hydro One Limited and Hydro One Inc. as of December 31, 2018. Each of the directors was first appointed effective August 14, 2018. Each director is elected annually to serve until the earlier of his or her resignation or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
Paul Dobson Texas, USA	52	Acting President and CEO		Acting President and CEO
Jason Fitzsimmons Ontario, Canada	48	Chief Corporate Affairs and Customer Care Officer		Chief Corporate Affairs and Customer Care Officer
Gregory Kiraly Arizona, USA	54	Chief Operating Officer		Chief Operating Officer
Chris Lopez Alberta, Canada	44	Acting CFO		Acting CFO
Judy McKellar(2) Ontario, Canada	62	Executive Vice President, Chief Human Resources Officer		Executive Vice President, Chief Human Resources Officer
Patrick Meneley(2) Ontario, Canada	55	Executive Vice President and Chief Corporate Development Officer		Executive Vice President and Chief Corporate Development Officer
James Scarlett Ontario, Canada	65	Executive Vice President and Chief Legal Officer		Executive Vice President and Chief Legal Officer
Tom Woods(1)(4) Ontario, Canada		Director and Chair of the Board	Yes	Director
Cherie Brant(1) Ontario, Canada		Director	Yes	Partner, Borden Ladner Gervais LLP	Governance Committee; Health, Safety, Environment and Indigenous Peoples Committee
Blair Cowper-Smith(1) Ontario, Canada		Director	Yes	Director	Governance Committee (Chair); Human Resources Committee
Anne Giardini British Columbia, Canada		Director	Yes	Director	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee (Chair)

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
David Hay New Brunswick, Canada		Director	Yes	Managing Partner, Delgatie Incorporated	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Timothy Hodgson Ontario, Canada		Director	Yes	Managing Partner and Director, Alignvest Management Corporation	Governance Committee; Human Resources Committee; CEO Selection Committee (Chair) (3)
Jessica McDonald British Columbia, Canada		Director	Yes	Interim President and CEO, Canada Post Corporation	Audit Committee; Human Resources Committee; CEO Selection Committee(3)
Russel Robertson(1) Ontario, Canada		Director	Yes	Director	Audit Committee; Human Resources Committee
William Sheffield Ontario, Canada		Director	Yes	Director	Audit Committee (Chair); Health, Safety, Environment and Indigenous Peoples Committee; CEO Selection Committee(3)
Melissa Sonberg Québec, Canada		Director	Yes	Adjunct Professor, McGill University	Governance Committee; Human Resources Committee (Chair); CEO Selection Committee(3)
Note:

(1)	These directors have been designated as the Province’s nominees to the board of directors of Hydro One Limited for the purpose of the Governance Agreement.

(2)	Mr. Meneley resigned as an executive officer effective March 1, 2019 and Ms. McKellar has informed the Company of her plans to retire effective April 1, 2019.

(3)
The CEO Selection Committee is not a standing committee of the Board. The Board established a CEO Selection Committee composed of independent directors to identify and select the best candidate to serve as Hydro One’s new President and CEO.

(4)	Mr. Woods is an ex-officio member of the CEO Selection Committee.
The following includes a brief profile of each of the executive officers and directors of Hydro One, which includes a description of their present occupation and their principal occupations for the past five years:
Paul Dobson – Acting President and CEO
Effective July 11, 2018, Mr. Dobson was appointed as Acting President and CEO of Hydro One. He is responsible for providing the company with overall strategic oversight and executive leadership. As CEO, Mr. Dobson is charged with executing the company’s business strategy, managing risk, monitoring financial and operational performance and creating value for our shareholders.
Mr. Dobson joined the Company as Chief Financial Officer on March 1, 2018 responsible for finance, treasury, controller, internal audit, technology and regulatory affairs. He continued in this role until September 6, 2018. Prior to joining Hydro One in 2018, Mr. Dobson served as CFO for Direct Energy Ltd. (Direct

Energy), Houston, Texas, where he was responsible for overall financial leadership of a $15 billion revenue business with three million customers in Canada and the United States. Since 2003, Mr. Dobson has held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the United States. Mr. Dobson also brings considerable experience in mergers and acquisitions and integrating acquired companies across North America and in the United Kingdom.
Mr. Dobson is a dual Canadian-U.S. citizen who holds an honours bachelor's degree from the University of Waterloo as well as an MBA from the University of Western Ontario and is a CPA, CMA.
Jason Fitzsimmons – Chief Corporate Affairs and Customer Care Officer
Jason Fitzsimmons was promoted to Chief Corporate Affairs and Customer Care Officer in August 2018, with oversight of the customer service, corporate affairs, marketing and Indigenous relations functions. With more than 25 years of experience in the electricity sector, Mr. Fitzsimmons is a highly-regarded leader with a proven track record for successfully executing large-scale transformations and building strong relationships with key stakeholders. In his previous role as Vice President, Labour Relations at Hydro One, Mr. Fitzsimmons played an instrumental role in bringing the company’s 400-employee Customer Contact Centre in-house as the company continuously strives to deliver best-in-class customer service. Prior to joining the company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and also held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for the Nuclear division. He is a Certified Human Resource Executive known for his broad experience in labour management as well as his passion for health and safety in the workplace. He was a prior member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board of Directors for the Electrical Power Sector Construction Association.
Gregory Kiraly – Chief Operating Officer
Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (“COO”) of Hydro One. As COO, Mr. Kiraly oversees the complete transmission and distribution value chain including Planning, Engineering, Construction, Operations, Maintenance, and Vegetation Management/Forestry; Shared Services functions including Facilities, Real Estate, Fleet, and Sourcing/Procurement; Health, Safety and Environment, Information Solutions, and the Remote Communities subsidiary. Prior to joining Hydro One in 2016, Mr. Kiraly served as senior vice president of Electric Transmission and Distribution at Pacific Gas and Electric Company (PG&E) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability, and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison (Exelon) in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey. Mr. Kiraly holds a bachelor’s degree in industrial engineering from New Jersey Institute of Technology and a master’s of business administration in finance from Seton Hall University. He is also a graduate of Harvard University’s Advanced Management Program.

Chris Lopez – Acting CFO
Effective September 6, 2018, Mr. Lopez was appointed as Acting CFO for Hydro One. As Acting CFO, Mr. Lopez is responsible for corporate finance (including treasury and tax), internal audit, investor relations, risk and pensions.
Mr. Lopez joined Hydro One on November 14, 2016 when he was appointed as Senior Vice President of Finance, bringing almost 17 years of progressive experience in the utilities industry in Canada and Australia. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999.
Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.
Judy McKellar – Executive Vice President, Chief Human Resources Officer
Judy McKellar is the Executive Vice President, Chief Human Resources Officer of Hydro One Inc. She was appointed to this position on November 11, 2016. Ms. McKellar has held various roles of increasing responsibility at Hydro One Networks Inc., an indirect subsidiary of Hydro One Limited, in the Human Resources department over her 30+ year career and was appointed VP of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board of Directors. Ms. McKellar earned a Bachelor of Arts degree from Victoria College, University of Toronto and was recently named as one of 2015’s 100 Most Powerful Women in Canada by PricewaterhouseCoopers in the “Public Sector” category.
Patrick Meneley – Executive Vice President and Chief Corporate Development Officer
Effective March 1, 2018, Patrick Meneley was appointed to the role of Executive Vice President and Chief Corporate Development Officer of Hydro One Limited. Mr. Meneley is responsible for leading strategy, innovation and mergers and acquisitions.
Prior to joining Hydro One in 2018, Mr. Meneley served as Executive Vice President, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. Mr. Meneley spent 15 years building one of the leading corporate and investment banking businesses in Canada along with a profitable and growing franchise in the United States.
Mr. Meneley holds a Bachelor of Commerce (with honours) from the University of British Columbia and an MBA (with distinction) from the University of Western Ontario. Mr. Meneley resigned from Hydro One effective March 1, 2019.

James Scarlett – Executive Vice President and Chief Legal Officer
Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. He has responsibility for the Company’s General Counsel office comprising Corporate Secretariat, Regulatory Affairs and the Law Department. As well, Mr. Scarlett participates and leads a number of strategic initiatives and acts as the executive team’s trusted advisor on a range of issues.
Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys in March 2000 and held a number of leadership roles at the firm, including head of Torys’ Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys, Mr. Scarlett was a partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. Mr. Scarlett also holds his ICD.D.
Thomas D. Woods – Board Chair
Mr. Woods is a corporate director. He previously had a 37-year career with CIBC and Wood Gundy, the predecessor firm of CIBC World Markets. He started in Investment Banking, advising companies raising financing in the equity and debt capital markets as well as mergers and acquisitions, and later was Head of Canadian Corporate Banking, Chief Financial Officer, Chief Risk Officer and served as Vice Chairman until his retirement in 2014.
Mr. Woods serves on the boards of Bank of America Corporation, Alberta Investment Management Corporation, Unity Health Toronto (Providence HealthCare, St. Joseph’s Health Centre and St. Michael’s Hospital) (Board Chair) and CIBC Children’s Foundation. Previous directorships include TMX Group Inc., DBRS Limited, Jarislowsky Fraser Limited, Covenant House Toronto (Board Chair) and Covenant House International. Mr. Woods has a Bachelor of Applied Science in Industrial Engineering from the University of Toronto and an MBA from Harvard Business School and he holds his ICD.D.
Cherie L. Brant
Ms. Brant is a partner at Borden Ladner Gervais LLP. She has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands, franchising, cannabis and economic development. She also provides strategic policy and governance counsel to Indigenous groups seeking to exercise their jurisdiction and authority. Prior to her joining Borden Ladner Gervais LLP, she was a partner at another major Canadian law firm where she had been practicing since 2013.
Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the Independent Electricity System Operator. Previous directorships include Women’s College Hospital and Trillium Gift of Life.
Ms. Brant has a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.
Blair Cowper-Smith
Mr. Cowper-Smith is the principal and founder of Erin Park Business Solutions a Canadian advisory and consulting firm. Previously, he was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) and served as a member of the Senior Executive Team from 2008 to 2017 where his responsibilities included regulatory affairs, law and governance and a role in a number of the plan’s key investments. Prior to joining OMERS he was a Senior Partner at McCarthy Tetrault LLP where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.
Mr. Cowper-Smith’s board experience included numerous advisory assignments when at McCarthy Tetrault, including working closely with and advising boards of directors on material governance reviews, change of control transactions and creditor reorganizations. In addition to Hydro One, current or prior board appointments include companies like Porter Airlines, 407 ETR, the Financial Services Regulatory Authority of Ontario and Face the Future Foundation. He served until recently on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. He co-founded The Canadian Council for Public and Private Partnerships as part of an interest in infrastructure policy and the delivery of public infrastructure projects and infrastructure based services to Canadians.
Mr. Cowper Smith has a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D. He is a regular faculty presenter for the Directors College.
Anne Giardini, O.C., O.B.C., Q.C.
Ms. Giardini has been a corporate director since 2014 and is the 11th Chancellor of Simon Fraser University. She previously had a 20-year career with Weyerhaeuser Company Limited, including as Canadian President until her retirement in 2014. Before her tenure as President, she was Vice President and General Counsel at Weyerhaeuser where she worked on corporate, legal, policy and strategic matters. Ms. Giardini has been a newspaper columnist and is the author of two novels.
Ms. Giardini also serves on the boards of Canada Mortgage & Housing Corporation, World Wildlife Fund (Canada), BC Achievement Foundation, TransLink and the Greater Vancouver Board of Trade. Previous directorships include Thompson Creek Metals Company, Inc., Nevsun Resources Ltd. and Weyerhaeuser Company Limited.

Ms. Giardini has a BA in Economics from Simon Fraser University, a Bachelor of Laws from the University of British Columbia and a Master of Law from the University of Cambridge (Trinity Hall). She is licensed to practice law in British Columbia where she is a member of the Law Society of British Columbia (and formerly the bars of Ontario and Washington State). In 2016, Ms. Giardini was appointed an Officer of the Order of Canada and in 2018 she was appointed to the Order of British Columbia.
David Hay
Mr. Hay is a corporate director and Managing Director of Delgatie Incorporated. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc. with power, utilities and infrastructure as his major focus (2010 to 2015). From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation and held senior investment banking roles, including Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. Mr. Hay spent the early part of his career as a practicing lawyer and taught part-time at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario (1981/82).
Mr. Hay also serves on the boards of EPCOR Utilities Inc., SHAD (Chair), the Council of Clean and Reliable Energy and as Chair of the Acquisition Committee of the Beaverbrook Art Gallery. Prior directorships include Toronto Hydro-Electric System Limited where he was Vice Chair.
Mr. Hay has a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College) and holds his ICD.D.
Timothy E. Hodgson
Mr. Hodgson has been a Managing Partner of Alignvest Management Corporation since 2012. Mr. Hodgson was Special Advisor to Mr. Mark Carney, Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010 with overall responsibilities for the firm’s operations, client relationships and regulatory matters in the region.
Mr. Hodgson currently sits on the boards of the Public Sector Pension Investment Board (PSP Investments), MEG Energy Corp., Alignvest Acquisition II Corporation and Next Canada. Mr. Hodgson’s prior directorships include The Global Risk Institute, KGS-Alpha Capital Markets, the Richard Ivey School of Business and Bridgepoint Health.
Mr. Hodgson holds a Masters of Business Administration from The Richard Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

Jessica L. McDonald
Jessica McDonald serves as Chair of Canada Post, which includes in its Group of Companies a majority shareholding of Purolator Courier, and subsidiaries Innovapost and SCI Logistics. She has previously served as President and CEO of Canada Post from 2018 to 2019 on an interim basis. From 2014 to 2017 she served as President and Chief Executive Officer of British Columbia Hydro & Power Authority. Prior experience also includes: Chair of Powertech Labs, and Board Director of Powerex. She serves on the Member Council of Sustainable Development Technology Canada, and was previously a Visiting Fellow at Stanford’s Center for Energy Policy and Finance. She is a Director of the Board of Trade of Greater Vancouver, as well as a Board Director at Coeur Mining (NYSE:CDE) and Board Chair at Trevali Mining (TSX:TV). She has long experience in Government including Deputy Minister to the Premier and Head of the Public Service of British Columbia. She has been named to Canada’s Top 100 Most Powerful Women Hall of Fame, Canada’s Diversity 50, and Canada’s Top 40 Under 40.
Ms. McDonald holds her ICD.D.
Russel C. Robertson
Mr. Robertson is a corporate director and served as Executive Vice President and Head, Anti-Money Laundering, BMO Financial Group from 2014 to 2016. Mr. Robertson also served as Chief Financial Officer, BMO Financial Group from 2008 to 2011 and Executive Vice-President, Business Integration from 2011 to 2014, where he oversaw the integration of Harris Bank and Marshall & Ilsley Bank forming BMO Harris Bank. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).
Mr. Robertson also serves on the board of Bausch Health Companies Inc. since 2016 and on the Board of Turquoise Hill Resources Ltd. since 2012, where he chairs both audit committees. Previous directorships include Virtus Investment Partners, Inc.
Mr. Robertson has a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the University of Western Ontario. He is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Accountants (Ontario). He is also a member of the Institute of Corporate Directors.
William H. Sheffield
Mr. Sheffield is a corporate director. He is the former Chief Executive Officer of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated, Inc. and Abitibi-Price, Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco, Inc.
Mr. Sheffield serves on the board of Houston Wire & Cable Company since 2006 where he acts as Chairman. Mr. Sheffield also serves on the boards of Velan Inc., Burnbrae Farms Ltd., Longview Aviation Capital,

Family Enterprise Xchange and 4iiii Innovations Inc. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.
Mr. Sheffield has a Bachelor of Science (Chemistry) from Carleton University and an MBA from McMaster University. Mr. Sheffield also holds his ICD.D and in 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.
Melissa Sonberg
Ms. Sonberg is a corporate director and has been Adjunct Professor and Executive-in-Residence at McGill University’s Desautel Faculty of Management since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.
Ms. Sonberg also serves on the boards of Exchange Income Corporation, Canadian Professional Sales Association, Group Touchette and Women in Capital Markets and Equitas – International Centre for Human Rights. Previous directorships include MD Financial Holdings, Inc., Rideau, Inc., Via Rail Canada, University of Ottawa’s International Advisory Board and the McGill University Health Centre.
Ms. Sonberg has a Bachelor of Science (Psychology) from McGill University and a Masters of Health Administration from the University of Ottawa. She is a Certified Human Resource Executive and holds her ICD.D.
Changes to Hydro One’s Board of Directors and CEO Compensation
On July 11, 2018, Hydro One Limited, on behalf of itself and Hydro One Inc., announced that it had entered into the Letter Agreement for the purpose of the orderly replacement of the boards of directors of Hydro One Limited and Hydro One Inc. and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. In accordance with the Letter Agreement, Hydro One has agreed to consult with the Province in respect of future matters of executive compensation. In addition, the then-existing Hydro One Limited and Hydro One Inc. boards of directors volunteered and agreed to immediately reduce board compensation to the levels contemplated by the pre-January 1, 2018 director compensation policy. The then-existing Hydro One Limited and Hydro One Inc. boards of directors also volunteered and agreed to forego any compensation for their service after June 30, 2018.
In connection with Mr. Schmidt’s retirement, he received amounts consistent with Hydro One’s retirement policies applicable to his outstanding equity awards and his employment agreement as previously disclosed and was not entitled to severance. Mr. Schmidt received a $400,000 lump sum payment in lieu of all post-retirement benefits and allowances.

The Board has also formed an ad-hoc CEO Selection Committee comprised of independent directors to identify and select the best candidate to serve as Hydro One’s new President and CEO.
Information Regarding Certain Directors and Executive Officers
As at December 31, 2018, none of the directors or executive officers of Hydro One Inc. beneficially owned, controlled or directed, directly or indirectly, any common shares of Hydro One Inc.
Corporate Cease Trade Orders and Bankruptcies
Except as described below:

•
none of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•
none of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director, CEO or CFO of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•
none of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Blair Cowper-Smith served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (“Golf Town”) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the CCAA. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments Inc. in October 2016.
Penalties or Sanctions
None of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the best of the Company’s knowledge, there are no existing material potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this annual information form. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.
Indebtedness of Directors and Executive Officers
No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Inc. or any of its subsidiaries had any outstanding indebtedness to Hydro One Inc. or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Inc. or any of its subsidiaries.
CORPORATE GOVERNANCE
Hydro One and the Board recognize the importance of corporate governance to the effective long term management of the Company. Independence, integrity and accountability are the foundation of the Company’s approach to corporate governance.
Hydro One Inc.’s corporate governance practices are influenced by, and to the extent applicable, largely mimic the corporate governance practices of Hydro One Limited. Hydro One Inc.’s corporate governance practices are also influenced by the obligations of Hydro One Limited under the Governance Agreement.
The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.
For further details on Hydro One Limited’s corporate governance practices, including information about its various board committees, please refer to the management information circular of Hydro One Limited for its upcoming annual meeting which, once filed, can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as noted below and elsewhere in this annual information form, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Inc.’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date of this annual information form that has materially affected or is reasonably expected to materially affect the Company.
Relationships with the Province and Other Parties
Overview
The Province is Hydro One Limited’s principal shareholder, and Hydro One Limited directly or indirectly owns all of the issued and outstanding shares of Hydro One Inc. The OEB is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the OEB and fills any vacancies on the OEB. The OEB is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the OEB and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its CEO, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.
In connection with the November 2015 closing of the initial public offering of Hydro One Limited, Hydro One Limited entered into the Governance Agreement with the Province, which, among other things, addressed the Province’s role in the governance of Hydro One Limited. The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement. For a complete description of the Governance Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s annual information form dated March 27, 2019 which is available under Hydro One Limited’s profile on SEDAR at www.sedar.com.
A copy of the Governance Agreement can also be found under Hydro One Limited’s profile on SEDAR at www.sedar.com. Also see the Amended Annual MD&A under the heading “Related Party Transactions”.

Letter Agreement
As disclosed under “Changes to Hydro One’s Board of Directors and CEO Compensation” on July 11, 2018, Hydro One Limited, on behalf of itself and Hydro One Inc., announced that it had entered into the Letter Agreement for the purpose of the orderly replacement of the board of directors of Hydro One Limited and Hydro One Inc. and the retirement of Mayo Schmidt as the CEO effective July 11, 2018.
For a complete description of the Letter Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s annual information form dated March 27, 2019 which is available under Hydro One Limited’s profile on SEDAR at www.sedar.com.
A copy of the Letter Agreement can also be found under Hydro One Limited’s profile on SEDAR at www.sedar.com.
Transfer Orders
The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order (the “trust assets”). The transfer orders also did not transfer title to assets located on Reserves, which assets are held by the Ontario Energy Financial Corporation. For more information, see the Amended Annual MD&A under the subheading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk from Transfer of Assets Located on Reserves”.
Hydro One is obligated under the transfer orders to manage both the trust assets (until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One) and the assets otherwise retained by the Ontario Electricity Financial Corporation that relate to Hydro One’s businesses. Hydro One has entered into an agreement with the Ontario Electricity Financial Corporation under which it is obligated, in managing these assets, to take instructions from the Ontario Electricity Financial Corporation if Hydro One’s actions could have a material adverse effect on the Ontario Electricity Financial Corporation. The Ontario Electricity Financial Corporation has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of the Ontario Electricity Financial Corporation is also required prior to any disposition of these assets.
The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.
The transfer orders do not contain any representations or warranties from the Province or the Ontario Electricity Financial Corporation with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, the Ontario Electricity Financial Corporation was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from the Ontario Electricity Financial Corporation. The parties, with the consent of the Minister of Finance, agreed to terminate such indemnity effective October 31, 2015. By the terms of the transfer orders, each transferee indemnifies the Ontario Electricity Financial Corporation with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.
Hydro One has indemnified the Ontario Electricity Financial Corporation in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to the Ontario Electricity Financial Corporation under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which the Ontario Electricity Financial Corporation continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by the Ontario Electricity Financial Corporation in trust for the Company.
Departure Taxes
By virtue of being wholly owned by the Province, Hydro One was exempt from tax under the federal Income Tax Act and the Province of Ontario Taxation Act (the Tax Acts). However, under the Electricity Act, Hydro One was required to make payments in lieu of tax to the Ontario Electricity Financial Corporation. The payments in lieu of tax were, in general, equivalent to the amount of tax that Hydro One would otherwise be liable to pay under the Tax Acts if it was not exempt from taxes under those statutes.
In connection with the initial public offering of Hydro One Limited, Hydro One’s exemption from tax under the Tax Acts ceased to apply. Under the Tax Acts, Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status resulting in Hydro One making payments in lieu of tax under the Electricity Act totalling $2.6 billion in respect thereof, calculated by reference to the federal Income Tax Act (“departure tax”).
Hydro One Inc. also paid the Ontario Electricity Financial Corporation approximately $0.3 billion in additional payments in lieu of tax in connection with the period prior to the initial public offering.
For a discussion of the departure tax and the related financial implications on the Company, see “Business of Hydro One – Transmission Business – Regulation – Recent Transmission Rate Applications” as well as the Amended Annual MD&A under the heading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risks Relating to Regulatory Treatment of Deferred Tax Asset”.
MATERIAL CONTRACTS
The following are the only material contracts that Hydro One Inc. has entered into since January 1, 2002 that remain in effect, other than contracts entered into by Hydro One Inc. in the ordinary course of business:

(a)	(i)
a third supplemental trust indenture dated as of January 31, 2003 relating to the issuance of Series 4 Notes in the aggregate principal amount of $1,000,000,000, of which $200,000,000 was drawn down on January 31, 2003, $120,000,000 was drawn down on June 25, 2004 and $65,000,000 was drawn down on August 24, 2004, pursuant to the Trust Indenture dated as of June 4, 2001 between Hydro One Inc. and Computershare Trust Company of Canada (the “Trust Indenture”);

(ii)
a fourth supplemental trust indenture dated as of April 22, 2003 relating to the issuance of Series 5 Notes in the aggregate principal amount of $1,000,000,000, of which $250,000,000 was drawn down on April 22, 2003 and $65,000,000 was drawn down on August 20, 2004, pursuant to the Trust Indenture;

(iii)
an eighth supplemental indenture dated as of May 19, 2005 relating to the issuance of Series 9 Notes in the aggregate principal amount of $1,000,000,000, of which $350,000,000 was drawn down on May 19, 2005 and $250,000,000 was drawn down on April 24, 2006, pursuant to the Trust Indenture;

(iv)
a tenth supplemental trust indenture dated as of October 19, 2006 relating to the issuance of Series 11 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on October 19, 2006, and $250,000,000 was drawn down on September 13, 2010, pursuant to the Trust Indenture;

(v)
an eleventh supplemental trust indenture dated as of March 13, 2007 relating to the issuance of Series 12 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn on March 13, 2007, pursuant to the Trust Indenture;

(vi)
a sixteenth supplemental trust indenture dated as of March 3, 2009 relating to the issuance of Series 17 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 3, 2009, pursuant to the Trust Indenture;

(vii)
a seventeenth supplemental trust indenture dated as of July 16, 2009 relating to the issuance of Series 18 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on July 16, 2009 and $200,000,000 was drawn on March 15, 2010, pursuant to the Trust Indenture;

(viii)
a nineteenth supplemental trust indenture dated as of March 15, 2010 relating to the issuance of Series 20 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 15, 2010, pursuant to the Trust Indenture;

	(ix)	a twenty-second supplemental trust indenture dated as of July 29, 2011 amending the definition of “Canadian GAAP” in the Trust Indenture;
(x)
a twenty-third supplemental trust indenture dated as of September 26, 2011 relating to the issuance of Series 23 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on September 26, 2011, pursuant to the Trust Indenture;

(xi)
a twenty-fourth supplemental trust indenture dated as of December 22, 2011 relating to the issuance of Series 24 Notes in the aggregate principal amount of $1,000,000,000, of which $100,000,000 was drawn down on December 22, 2011, and $125,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xii)
a twenty-fifth supplemental trust indenture dated as of January 13, 2012 relating to the issuance of Series 25 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on January 13, 2012, and $300,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xiii)
a twenty-sixth supplemental trust indenture dated as of July 31, 2012 relating to the issuance of Series 26 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on July 31, 2012, and $235,000,000 was drawn down on August 16, 2012, pursuant to the Trust Indenture;

(xiv)
a twenty-ninth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 29 Notes in the aggregate principal amount of $1,000,000,000, of which $435,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xv)
a thirtieth supplemental trust indenture dated as of January 29, 2014 relating to the issuance of Series 30 Notes in the aggregate principal amount of $1,000,000,000, of which $50,000,000 was drawn down on January 29, 2014, pursuant to the Trust Indenture;

(xvi)
a thirty-second supplemental trust indenture dated as of June 6, 2014 relating to the issuance of Series 32 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on June 6, 2014, pursuant to the Trust Indenture;

(xvii)
a thirty-third supplemental trust indenture dated as of April 30, 2015 relating to the issuance of Series 33 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on April 30, 2015, pursuant to the Trust Indenture;

(xviii)
a thirty-fourth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 34 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xix)
a thirty-fifth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 35 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xx)
a thirty-sixth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 36 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xxi)
a thirty-seventh supplemental trust indenture dated as of November 18, 2016 relating to the issuance of Series 37 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on November 18, 2016, pursuant to the Trust Indenture;

(xxii)
a thirty-eighth supplemental trust indenture dated as of November 18, 2016 relating to the issuance of Series 38 Notes in the aggregate principal amount of $1,000,000,000 of which $450,000,000 was drawn down on November 18, 2016, pursuant to the Trust Indenture;

(xxiii)
a thirty-ninth supplemental trust indenture dated as of June 26, 2018 relating to the issuance of Series 39 Notes in the aggregate principal amount of $1,000,000,000 of which $300,000,000 was drawn down on June 26, 2018, pursuant to the Trust Indenture;

(xxiv)
a fortieth supplemental trust indenture dated as of June 26, 2018 relating to the issuance of Series 40 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on June 26, 2018, pursuant to the Trust Indenture; and

(xxv)
a forty-first supplemental trust indenture dated as of June 26, 2018 relating to the issuance of Series 41 Notes in the aggregate principal amount of $1,000,000,000 of which $750,000,000 was drawn down on June 26, 2018, pursuant to the Trust Indenture.

Each of these supplemental trust indentures supplement the terms of the Trust Indenture, which contains customary covenants and representations by Hydro One Inc. for the public issuance of debt securities in the Canadian market.

(b)
a dealer agreement (the “Dealer Agreement”) dated March 8, 2018 between the Company and BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Dealers”), relating to the public offering of unsecured medium term notes of Hydro One Inc. in a maximum aggregate principal amount of up to $4,000,000,000. The Dealer Agreement provides for the appointment of the Dealers as non-exclusive agents of Hydro One Inc. to solicit, from time to time, offers to purchase its medium term notes in Canada, the United States and, in certain circumstances, other jurisdictions.

Copies of the foregoing material agreements have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations. The Company is not subject to any material regulatory actions.
Hydro One Inc., Hydro One Networks Inc., Hydro One Remote Communities Inc., and Norfolk Power are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The action was commenced in the Superior Court of Ontario on September 9, 2015. The plaintiff’s motion for certification was dismissed by the court in November 2017. The plaintiff appealed the court’s decision to the Ontario Divisional Court. The appeal was heard in October 2018; the Ontario Divisional Court dismissed the appeal in December 2018; and in January 2019, the plaintiff applied for leave to appeal to the Ontario Court of Appeal. The plaintiff’s application for leave to appeal was denied by the Ontario Court of Appeal in March 2019, which means that the lawsuit has effectively ended.
In connection with the reorganization of Ontario Hydro, Hydro One Inc. succeeded Ontario Hydro as a party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to it. Hydro One Inc. also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by Hydro One Inc. and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.

INTEREST OF EXPERTS
KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of Hydro One Inc. and has audited the amended consolidated financial statements of Hydro One Inc. as at and for the years ended December 31, 2018 and December 31, 2017. KPMG LLP has confirmed that it is independent of Hydro One Inc. within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and also that they are independent accountants with respect to Hydro One Inc. under all relevant US professional and regulatory standards.
TRUSTEE AND REGISTRARS
The trustee and registrar for Hydro One Inc.’s debt securities is Computershare Trust Company of Canada, located in Toronto, Ontario. The U.S. trustee and registrar for certain of Hydro One Inc.’s debt securities is Computershare Trust Company, N.A., located in New York, New York.
ADDITIONAL INFORMATION
Additional information relating to Hydro One Inc. may be found on SEDAR at www.sedar.com.
Additional financial information is provided in the Amended Annual MD&A and in the amended consolidated financial statements and notes thereto of Hydro One Inc. for 2018.
STATEMENT OF EXECUTIVE COMPENSATION
In accordance with the Executive Compensation Exemptive Relief, the Statement of Executive Compensation for Hydro One Inc. in respect of 2018, when filed with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of this annual information form. The Statement of Executive Compensation for Hydro One Inc. in respect of 2018, when filed, will be available under Hydro One Inc’s profile on SEDAR at www.sedar.com.